Exhibit 99.2

Unaudited Interim Report

for the six-month period ended

30 June 2016

Index

1.	Management report	3
1.1.	Selected financial figures	5
1.2.	Financial performance	7
1.3.	Liquidity position and capital resources	12
1.4.	Risks and uncertainties	14
1.5.	Events after the balance sheet date	18

2.	Statement of the Board of Directors	19

3.	Report of the statutory auditor	20

4.	Unaudited condensed consolidated interim financial statements	21
4.1.	Unaudited condensed consolidated interim income statement	21
4.2.	Unaudited condensed consolidated interim statement of comprehensive income	22
4.3.	Unaudited condensed consolidated interim statement of financial position	23
4.4.	Unaudited condensed consolidated interim statement of changes in equity	24
4.5.	Unaudited condensed consolidated interim statement of cash flows	25
4.6.	Notes to the unaudited condensed consolidated interim financial statements	26

5.	Glossary	51

1.	Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with a secondary listing on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150 000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2015 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2016.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

PROPOSED COMBINATION WITH SABMILLER

On 11 November 2015, the boards of AB InBev and SABMiller plc (“SABMiller”) announced that they had reached an agreement on the terms of the proposed business combination between SABMiller and AB InBev (the “Combination”).

The Combination will be implemented through a series of steps. During the final step of the proposed structure, AB InBev will merge into Newbelco, which was formed for the purpose of effecting the Combination, so that following completion of the Combination, Newbelco will be the new holding company for the combined AB InBev and SABMiller group.

On 26 July 2016, AB InBev announced revised and final terms of the Combination.

Under the revised terms of the Combination, each SABMiller shareholder will be entitled to elect to receive 45.00 pounds sterling in cash in respect of each SABMiller share (subject to the terms and conditions of the Combination). Under the revised terms, the Combination will also include a partial share alternative (the “Partial Share Alternative”), under which SABMiller shareholders can elect to receive 4.6588 pounds sterling in cash and 0.483969 restricted shares in respect of each SABMiller share in lieu of the full cash consideration to which they would otherwise be entitled under the Combination (subject to scaling back in accordance with the terms of the Partial Share Alternative and the other terms and conditions of the Combination).

The Partial Share Alternative is limited to a maximum of 326,000,000 restricted shares and 3,138,153,064 pounds sterling in cash, which will be available for approximately 40.65% of SABMiller’s issued ordinary share capital1. Altria Group, Inc. and Bevco Ltd. which hold in aggregate approximately 40.38%2 of the ordinary share capital of SABMiller, have given irrevocable undertakings to AB InBev to elect for the Partial Share Alternative in respect of their entire beneficial holdings in SABMiller.

The restricted shares will be unlisted, not admitted to trading on any stock exchange, and will be subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the Combination. From completion of the Combination, such restricted shares will rank equally with the new ordinary shares with respect to dividends and voting rights.

The total value of the Combination was, as at 25 July 2016, estimated to be approximately 79 billion3 pounds sterling.

The Combination is subject to a number of outstanding conditions (including regulatory and shareholder approvals). Subject to the satisfaction of such conditions, it remains the company’s objective to close the transaction in 2016.

US Divestiture

On 11 November 2015, AB InBev also announced an agreement with Molson Coors Brewing Company, conditional on completion of the Combination, regarding a complete divestiture of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and in the Miller Global Brand Business to Molson Coors Brewing Company. The total transaction is valued at 12 billion US dollar, subject to certain adjustments as described in the agreement entered into between AB InBev and Molson Coors Brewing Company, and is conditional on completion of the Combination.

On 20 July 2016, the US Department of Justice approved the Combination conditional upon, amongst others, compliance with the proposed commitment described above.

1  This percentage calculation assumes that, prior to or at the record time for the UK scheme of arrangement that forms part of the Combination (the “UK Scheme”), there are 1,657,262,457 SABMiller shares in issue and subject to the UK Scheme. This number is calculated on the basis of (i) SABMiller’s issued share capital as at the close of business on 30 June 2016 of 1,622,117,877 (excluding 57,976,623 treasury shares); and (ii) 46,228,377 SABMiller shares which may be issued on or after 1 July 2016 on the exercise of options or vesting of awards under the SABMiller share plans (excluding 51,645 cash settled stock appreciation rights), netted off against 11,083,797 SABMiller Shares held in SABMiller’s Employee Benefit Trust as at the close of business on 30 June 2016. For the avoidance of doubt, the exact number of SABMiller shares in issue as at the record time for the UK Scheme may actually be higher or lower than 1,657,262,457 shares.

2  As at 30 June 2016 and excluding any shares held in treasury.

3  The aggregate value of the transaction of approximately 79 billion pound sterling is calculated based on AB InBev closing share price of 114.80 euro on 25 July 2016, based on a GBP:EUR exchange rate of 1.1954 and a fully diluted share capital of SABMiller of 1,657,262,457 shares, assuming that Altria and BEVCO elect for the partial share alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller shares respectively and all other SABMiller shareholders elect for the cash consideration.

European Divestitures

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi to acquire certain of the SABMiller Group’s European premium brands and their related businesses (excluding certain rights in the U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands and the UK, respectively, at 2 550m euro on a debt-free/cash-free basis. On 19 April 2016, AB InBev announced it had accepted Asahi’s binding offer following completion of the relevant employee information and consultation processes applicable to the sale of these brands and businesses. The acquisition by Asahi is conditional on the successful completion of the Combination. On 24 May 2016, the European Commission approved Asahi as a suitable purchaser of the Peroni, Grolsch and Meantime brand families and related businesses.

In addition, on 29 April 2016, AB InBev announced that it had submitted an updated package of commitments to the European Commission, in line with its approach to proactively address potential regulatory considerations in the context of the Combination. AB InBev has offered the entirety of the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) for divestiture. The Central and Eastern Europe businesses of SABMiller can be sold to one or two purchasers and the divestiture can be completed after completion of the Combination. The divestiture of SABMiller’s businesses in Central and Eastern Europe is conditional on the European Commission’s approval of the purchaser(s) as suitable purchaser(s) and subject to the successful completion of the Combination.

On 24 May 2016, the European Commission approved the Combination subject to the conditions described above.

CR Snow Divestiture

On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow. The agreement values SABMiller’s 49% stake in CR Snow at 1.6 billion US dollar. The sale is conditional on the successful completion of the Combination and is subject to applicable regulatory approvals in China.

Distell Divestiture

AB InBev has agreed to sell SABMiller’s 26.5% shareholding in Distell Group Limited in order to address regulatory considerations raised in the context of the Combination by the Competition Commission of South Africa. The sale is to be concluded after the closing of the Combination in accordance with the approval (with conditions) given by the South Africa Competition Tribunal.

Ambev Business Exchange

On 13 May 2016, AB InBev announced that it had entered into an agreement with its subsidiary, Ambev, pursuant to which AB InBev has agreed to transfer SABMiller’s Panamanian business to Ambev, in exchange for which Ambev has agreed to transfer to AB InBev its business in Colombia, Peru and Ecuador. The business transfers are conditional on the successful completion of the Combination.

Public Interest Commitments in South Africa

On 14 April 2016 AB InBev announced that it had entered into an agreement with the South African government in terms of which AB InBev made commitments to contribute to South Africa (the “EDD Agreement”).

The commitments to South Africa made by AB InBev in the EDD Agreement relate to employment, agricultural development, enterprise development, local production and procurement, the maintenance of SABMiller’s Zenzele Broad-Based Black Economic Empowerment scheme (the “Zenzele Scheme”), the participation of small beer brewers in the South African market, investment in initiatives aimed at promoting advancements in education, business and environmental sustainability and the reduction of harmful use of alcohol in South African society, and a commitment to locate the regional head office for Africa in Johannesburg.

AB InBev will make available over a five-year period commencing on completion of the Combination, through direct investments and through a fund to be established by AB InBev, an aggregate amount of 1 billion South African rand for investment in the programmes in South Africa contemplated by the EDD Agreement.

As a sign of its commitment to South Africa, in January 2016, AB InBev completed a secondary (inward) listing of its ordinary shares on the Johannesburg Stock Exchange. It is intended that, upon or shortly after completion of the Combination, Newbelco’s ordinary shares will be listed on the Johannesburg Stock Exchange, through a secondary listing, which will replace AB InBev’s existing secondary listing.

AB InBev has also announced a partnership with the City of Johannesburg which is subject to completion of the Combination and the goal of which will be to reduce the harmful use of alcohol and promote enterprise development. As part of this partnership, AB InBev has committed to an investment of 50m South African rand over five years.

Cancellation of Committed Senior Acquisition Facilities

On 27 January 2016, AB InBev announced that it had cancelled 42.5 billion US dollar of commitments available under the 75.0 billion US dollar senior facilities agreement entered into on 28 October 2015 (the “2015 Senior Facilities Agreement”) following approximately 47 billion US dollar of capital markets issuances in January 2016. On 4 April 2016, AB InBev announced that it had voluntarily cancelled a further 12.5 billion US dollar of the commitments available following AB InBev’s debt capital market issuances in March 2016 under its EMTN program. Accordingly, as at the date hereof, the total committed amount under the 2015 Senior Facilities Agreement is 20.0 billion US dollar, comprised of 10.0 billion US dollar under a five-year term facility and 10.0 billion US dollar under a disposals bridge facility, the latter of which is expected to be repaid in full from the proceeds of certain disposals related to the proposed business combination between SABMiller and AB InBev.

SHAREHOLDERS AGREEMENT

Since 2004, a Shareholders Agreement between Stichting Anheuser-Busch InBev, EPS, EPS Participations, BRC and Rayvax Société d’Investissements has provided for equal voting and control rights of BRC and EPS over Stichting Anheuser-Busch InBev and indirectly, over the AB InBev shares held by such controlling shareholders. As at 31 December 2015, Stichting Anheuser-Busch InBev and the entities acting in concert with it together held 52.77% of the voting rights of AB InBev, with 41.28% being held by Stichting Anheuser-Busch InBev itself. The controlling shareholders’ structure of AB InBev is described in the company’s annual report.

On 12 April 2016 AB InBev announced that its controlling shareholders had entered into an amended and restated Shareholders Agreement on 11 April 2016. The amendment and restatement provides that, upon (and subject to) the completion of the reverse merger of AB InBev into Newbelco, the term of the Shareholders Agreement will be extended by an additional ten years to 27 August 2034.

1.1.	Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

For the six-month period ended 30 June Million US dollar	2016	%	2015	%

Revenue[1]	20 206	100%	21 505	100%
Cost of sales	(8 002)	40%	(8 662)	40%

Gross profit	12 204	60%	12 843	60%
Distribution expenses	(1 964)	10%	(2 125)	10%
Sales and marketing expenses	(3 568)	18%	(3 343)	16%
Administrative expenses	(1 179)	6%	(1 263)	6%
Other operating income/(expenses)	422	2%	483	2%

Normalized profit from operations (Normalized EBIT)	5 915	29%	6 595	31%
Non-recurring items	(139)	-	11	-

Profit from operations (EBIT)	5 775	29%	6 606	31%

Depreciation, amortization and impairment	1 559	8%	1 527	7%
Normalized EBITDA	7 474	37%	8 123	38%
EBITDA	7 334	36%	8 133	38%

Normalized profit attributable to equity holders of AB InBev	2 571	13%	4 278	20%
Profit attributable to equity holders of AB InBev	285	2%	4 610	21%

1   Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

For the six-month period ended 30 June Million US dollar	2016	2015[1]

Operating activities
Profit	829	5 361
Interest, taxes and non-cash items included in profit	6 564	2 829
Cash flow from operating activities before changes in working capital and use of provisions	7 393	8 190
Change in working capital	(1 673)	(965)
Pension contributions and use of provisions	(265)	(194)
Interest and taxes (paid)/received	(3 008)	(2 336)
Dividends received	6	19
Cash flow from operating activities	2 453	4 714

Investing activities
Net capex	(1 419)	(1 609)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(1 035)	(220)
Proceeds from the sale/(acquisition) of investment in short-term debt securities	(55 905)	(71)
Net of tax proceeds from the sale of assets held for sale	58	228
Other	2	(91)
Cash flow from investing activities	(58 299)	(1 763)

Financing activities
Dividends paid	(3 929)	(4 556)
Net (payments on)/proceeds from borrowings	58 801	1 507
Net proceeds from the issue of share capital	-	3
Share buyback	-	(1 000)
Other (including net finance (cost)/income other than interest)	75	(377)
Cash flow from financing activities	54 947	(4 423)

Net increase/(decrease) in cash and cash equivalents	(899)	(1 472)

1   Reclassified to conform to the 2016 presentation.

1.2.	Financial performance

The tables in this management report provide the segment information per zone for the period ended 30 June 2016 and 2015 in the format up to Normalized EBIT level that is used by management to monitor performance. The comments in this management report, unless otherwise indicated, are based on organic and normalized numbers.

Both from an accounting and managerial perspective, AB InBev is organized along seven business segments, which includes the Global Export and Holding business as the seventh segment.

The tables below provide a summary of the performance of AB InBev for the six-month period ended 30 June 2016 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2015	Scope[1]	Currency translation	Organic growth	2016	Organic growth %

Volumes (thousand hectoliters)	224 162	(575)	-	(3 811)	219 776	(1.7)%
Revenue	21 505	(33)	(2 026)	760	20 206	3.6%
Cost of sales	(8 662)	61	706	(109)	(8 002)	(1.3)%
Gross profit	12 843	28	(1 320)	652	12 204	5.1%
Distribution expenses	(2 125)	(13)	272	(99)	(1 964)	(4.7)%
Sales and marketing expenses	(3 343)	5	309	(539)	(3 568)	(16.3)%
Administrative expenses	(1 263)	(28)	111	1	(1 179)	0.1%
Other operating income/(expenses)	483	(51)	(70)	61	422	14.1%
Normalized EBIT	6 595	(60)	(697)	76	5 915	1.2%
Normalized EBITDA	8 123	(55)	(868)	274	7 474	3.4%
Normalized EBITDA margin	37.8%				37.0%	(6) bps

In the first six months of 2016 AB InBev delivered normalized EBITDA growth of 3.4%, while its normalized EBITDA margin decreased 6 bps, reaching 37.0%.

Consolidated volumes declined 1.7%, with own beer volumes down 1.1% and non-beer volumes decreasing 7.6%. The decline in own beer volumes was driven mainly by weak industry performances in Brazil and Argentina, partly offset by good results in Mexico.

Consolidated revenue grew 3.6% to 20 206m US dollar, with revenue per hectoliter increasing 5.4%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), revenue per hectoliter increased 5.7%. Combined revenues of the company’s three global brands, Corona, Stella Artois and Budweiser, grew by 7.2%. This result was led by Corona with growth of 17.1%, driven primarily by Mexico, the United Kingdom, and China. Stella Artois revenues grew by almost 4%, driven by Canada and Argentina. Budweiser revenues grew by 3.4% with growth coming primarily from China, the United Kingdom and Brazil.

Consolidated Cost of Sales (CoS) increased 1.3%, or 3.0% on a per hectoliter basis. On a constant geographic basis, CoS per hectoliter increased 2.7%.

VOLUMES

The table below summarizes the volume evolution per zone and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Europe. Volumes sold by the Global Export business are shown separately.

Thousand hectoliters	2015	Scope	Organic growth	2016	Organic growth %

North America	58 416	205	(182)	58 439	(0.3)%
Mexico	19 991	-	1 971	21 961	9.9%
Latin America North	58 759	587	(3 574)	55 772	(6.0)%
Latin America South	17 857	(1 060)	(1 578)	15 219	(9.4)%
Europe	20 657	(166)	51	20 542	0.2%
Asia Pacific	45 286	303	(530)	45 058	(1.2)%
Global Export and Holding Companies	3 197	(444)	31	2 784	1.1%
AB InBev Worldwide	224 162	(575)	(3 811)	219 776	(1.7)%

North America total volumes decreased by 0.3%. The company estimates that United States industry beer sales-to-retailers adjusted for the number of selling days increased by 0.2%. The company’s beer sales-to-retailers adjusted for the number of selling days declined by 0.7%, leading to an estimated decline in total market share of 40 bps. The market share result in the six-month period ended 30 June 2016 represents an improvement of approximately 25 bps over the 2015 full year trend. The company’s shipment volumes in the United States decreased by 0.3%. Budweiser and Bud Light sales-to-retailers adjusted for the number of selling days declined by low single digits, with Budweiser and Bud Light share of total market down approximately 20 bps and 40 bps, respectively, based on the company’s estimates. The company’s portfolio of above premium brands performed very well in the six-month period ended 30 June 2016, gaining approximately 50 bps of total market share, based on the company’s estimates. The strongest performance came from Michelob ULTRA with volumes up over 20% year over year. Stella Artois and Goose Island also contributed to the success of the company’s above premium portfolio. In Canada, the company’s beer volumes decreased by 0.2%, with a stable market share, based on the company’s estimates.

1  See Glossary.

Mexico total volumes increased by 9.9%, supported by a favorable consumer environment and the company’s commercial initiatives. The company continued to invest behind its brands and programs, which are creating new and exciting consumption occasions.

Latin America North volumes decreased 6.0%, with beer volumes down 6.8% and soft drinks decreasing 3.9%. In Brazil, beer volumes and soft drinks decreased by 7.5% and 4.5%, respectively. The decline resulted from volatile macroeconomic and political environment in Brazil, with declining consumer disposable income negatively impacting beer industry volumes. Volumes were also impacted by price increases in the first quarter of 2016 to mitigate adjustments to state and federal taxes. Although the Brazil beer market remains very competitive, the company’s market share trend improved in the second quarter 2016. The company’s premium and near beer brands, which accounted for more than 10% of the company’s total beer volumes in Brazil in the six-month period ended 30 June 2016, continued to grow. Volumes of Budweiser, the leading premium brand in the industry, grew by double digits.

Latin America South total volumes decreased 9.4%, driven by a weak consumer environment in Argentina.

Europe own beer volumes increased 0.9%, while total volumes increased 0.2%, driven mainly by the company’s performance in France, Italy, Spain, the Netherlands and the United Kingdom. Volumes of the company’s own products in the United Kingdom grew by high single digits, driven by strong performances from the company’s Budweiser Euro Cup activations and the performance of Corona. Own beer volumes in Belgium were down mid-single digits due to an industry decline and some estimated market share loss. In Germany, own beer volumes declined by low single digits, due to industry weakness and some share loss, although the volumes of the company’s focus brands grew, driven by strong performances from Beck’s and Franziskaner. Beer volumes in Russia were down mid-single digits, driven mainly by a soft industry and some market share loss, partly offset by a strong performance from the company’s premium brands.

Asia Pacific volumes decreased by 1.2%. The company estimates that China beer industry volumes declined by approximately 6%, due to continuing economic headwinds, with most of the impact being felt in the core and value segments. On the same basis, the company’s own beer volumes in China were down by 1.8%. The company’s market share increased by approximately 80 bps, based on the company’s estimates, reaching an average of 19.1%. The company continues to believe the core plus, premium and super premium segments have the greatest long-term growth potential in the industry. The company’s Budweiser volumes recovered well after a difficult 2016 first quarter, growing by high single digits in the second quarter, led by the company’s “Made for Music” platform and successful summer campaign. In South Korea, the company’s beer volumes were up low single digits. This performance was driven mainly by the company’s successful “Cass Freshness” campaign. The company estimates it gained market share.

OPERATING ACTIVITIES BY ZONE

The tables below provide a summary of the performance of each geographical zone, for the six-month period ended 30 June 2016 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2015	Scope	Currency translation	Organic growth	2016	Organic growth %

Volumes	224 162	(575)	-	(3 811)	219 776	(1.7)%
Revenue	21 505	(33)	(2 026)	760	20 206	3.6%
Cost of sales	(8 662)	61	706	(109)	(8 002)	(1.3)%
Gross profit	12 843	28	(1 320)	652	12 204	5.1%
Distribution expenses	(2 125)	(13)	272	(99)	(1 964)	(4.7)%
Sales and marketing expenses	(3 343)	5	309	(539)	(3 568)	(16.3)%
Administrative expenses	(1 263)	(28)	111	1	(1 179)	0.1%
Other operating income/(expenses)	483	(51)	(70)	61	422	14.1%
Normalized EBIT	6 595	(60)	(697)	76	5 915	1.2%
Normalized EBITDA	8 123	(55)	(868)	274	7 474	3.4%
Normalized EBITDA margin	37.8%				37.0%	(6) bps

NORTH AMERICA	2015	Scope	Currency translation	Organic growth	2016	Organic growth %

Volumes	58 416	205	-	(182)	58 439	(0.3)%
Revenue	7 719	32	(58)	101	7 795	1.3%
Cost of sales	(3 073)	8	14	148	(2 902)	4.9%
Gross profit	4 646	41	(44)	249	4 892	5.4%
Distribution expenses	(656)	(10)	11	19	(636)	2.9%
Sales and marketing expenses	(1 085)	(11)	10	(215)	(1 302)	(20.0)%
Administrative expenses	(254)	(22)	3	11	(262)	4.2%
Other operating income/(expenses)	20	(9)	-	21	31	-
Normalized EBIT	2 671	(12)	(21)	85	2 723	3.2%
Normalized EBITDA	3 038	(8)	(23)	109	3 116	3.6%
Normalized EBITDA margin	39.4%				40.0%	89 bps

MEXICO	2015	Scope	Currency translation	Organic growth	2016	Organic growth %

Volumes	19 991	-	-	1 971	21 961	9.9%
Revenue	1 948	(13)	(333)	244	1 847	12.6%
Cost of sales	(508)	(4)	91	(82)	(504)	(16.4)%
Gross profit	1 440	(17)	(242)	162	1 343	11.3%
Distribution expenses	(197)	(2)	36	(35)	(198)	(17.7)%
Sales and marketing expenses	(342)	20	62	(86)	(345)	(26.7)%
Administrative expenses	(196)	-	28	9	(158)	4.8%
Other operating income/(expenses)	109	(39)	(13)	13	70	19.0%
Normalized EBIT	814	(36)	(128)	64	712	8.1%
Normalized EBITDA	986	(36)	(157)	79	871	8.2%
Normalized EBITDA margin	50.6%				47.2%	(197) bps

LATIN AMERICA NORTH	2015	Scope	Currency translation	Organic growth	2016	Organic growth %

Volumes	58 759	587	-	(3 574)	55 772	(6.0)%
Revenue	4 484	73	(834)	(13)	3 709	(0.3)%
Cost of sales	(1 573)	(38)	289	(18)	(1 340)	(1.1)%
Gross profit	2 911	35	(545)	(31)	2 370	(1.1)%
Distribution expenses	(587)	(5)	119	(32)	(504)	(5.4)%
Sales and marketing expenses	(547)	(5)	109	(30)	(473)	(5.5)%
Administrative expenses	(241)	(6)	43	14	(190)	5.7%
Other operating income/(expenses)	274	1	(49)	(37)	189	(13.5)%
Normalized EBIT	1 810	20	(324)	(116)	1 391	(6.4)%
Normalized EBITDA	2 170	20	(402)	(53)	1 735	(2.4)%
Normalized EBITDA margin	48.4%				46.8%	(104) bps

LATIN AMERICA SOUTH	2015	Scope	Currency translation	Organic growth	2016	Organic growth %

Volumes	17 857	(1 060)	-	(1 578)	15 219	(9.4)%
Revenue	1 614	(34)	(485)	181	1 276	11.5%
Cost of sales	(619)	26	158	(8)	(443)	(1.4)%
Gross profit	995	(8)	(327)	173	833	17.6%
Distribution expenses	(153)	6	59	(40)	(128)	(27.2)%
Sales and marketing expenses	(188)	1	63	(47)	(171)	(25.3)%
Administrative expenses	(66)	1	20	(6)	(50)	(9.2)%
Other operating income/(expenses)	-	(8)	(2)	13	2	-
Normalized EBIT	588	(8)	(186)	93	486	16.1%
Normalized EBITDA	681	(8)	(223)	129	580	19.2%
Normalized EBITDA margin	42.2%				45.5%	294 bps

EUROPE	2015	Scope	Currency translation	Organic growth	2016	Organic growth %

Volumes	20 657	(166)	-	51	20 542	0.2%
Revenue	1 922	(14)	(98)	87	1 896	4.6%
Cost of sales	(797)	-	50	(39)	(786)	(5.0)%
Gross profit	1 125	(14)	(48)	48	1 110	4.3%
Distribution expenses	(203)	(3)	12	(11)	(204)	(5.4)%
Sales and marketing expenses	(438)	1	24	(62)	(475)	(14.2)%
Administrative expenses	(154)	-	6	13	(136)	8.1%
Other operating income/(expenses)	5	4	(1)	(3)	5	(35.1)%
Normalized EBIT	335	(12)	(7)	(16)	300	(4.8)%
Normalized EBITDA	499	(12)	(16)	(7)	465	(1.4)%
Normalized EBITDA margin	26.0%				24.5%	(147) bps

ASIA PACIFIC	2015	Scope	Currency translation	Organic growth	2016	Organic growth %

Volumes	45 286	303	-	(530)	45 058	(1.2)%
Revenue	2 822	25	(152)	88	2 784	3.1%
Cost of sales	(1 391)	(14)	73	(39)	(1 370)	(2.8)%
Gross profit	1 431	11	(78)	49	1 414	3.4%
Distribution expenses	(231)	(3)	12	1	(220)	0.6%
Sales and marketing expenses	(645)	3	35	(35)	(641)	(5.4)%
Administrative expenses	(155)	(1)	8	1	(146)	0.9%
Other operating income/(expenses)	65	-	(5)	47	106	73.3%
Normalized EBIT	465	11	(29)	64	512	13.6%
Normalized EBITDA	762	11	(45)	96	825	12.5%
Normalized EBITDA margin	27.0%				29.6%	248 bps

GLOBAL EXPORT AND HOLDING COMPANIES	2015	Scope	Currency translation	Organic growth	2016	Organic growth %

Volumes	3 197	(444)	-	31	2 784	1.1%
Revenue	997	(103)	(67)	73	900	8.1%
Cost of sales	(702)	82	32	(71)	(658)	(11.1)%
Gross profit	295	(21)	(35)	2	242	0.6%
Distribution expenses	(98)	4	24	(1)	(72)	(1.5)%
Sales and marketing expenses	(98)	(5)	7	(65)	(161)	(63.6)%
Administrative expenses	(197)	(1)	3	(41)	(236)	(21.1)%
Other operating income/(expenses)	11	-	-	7	19	63.4%
Normalized EBIT	(87)	(23)	(1)	(98)	(209)	(79.5)%
Normalized EBITDA	(15)	(22)	(2)	(79)	(118)	-

REVENUE

Consolidated revenue grew 3.6% to 20 206m US dollar with revenue per hectoliter increasing 5.4%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), revenue per hectoliter increased 5.7%, driven by the company’s revenue management and premiumization initiatives. Combined revenues of the company’s three global brands, Corona, Stella Artois and Budweiser, grew by 7.2%.

COST OF SALES

Cost of Sales (CoS) increased 1.3% or 3.0% on a per hectoliter basis. The increase in cost of sales was driven primarily by unfavorable foreign exchange transactional impacts and product mix, which were partly offset by procurement savings, efficiencies and a greater mix of inputs from the company’s vertical operations.

OPERATING EXPENSES

Total operating expenses increased 9.1% in the first six months of 2016:

•

Distribution expenses increased 4.7% in 2016, driven by increased own distribution in Brazil, the increase in distribution expenses for own distribution beings more than offset by the increase in net revenues; the growth of the company’s premium and near beer brands, and inflationary increases in Latin America South. This increase was partly offset by strong cost management and efficiencies.

•	Sales and marketing expenses increased 16.3% in 2016 driven by increased support for the company’s brands, its premiumization initiatives and the expansion of the near beer category.
•	Administrative expenses were essentially flat, mainly due to the timing of variable compensation accruals.
•

Other operating income was 422m US dollar in 2016 compared to 483m US dollar in 2015, or 14.1% increase on an organic basis. This increase was due to the timing of government incentives in Asia Pacific, partly offset by lower government incentives related to the company’s reduced revenues in Brazil.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized EBITDA decreased by 8.0% in nominal terms and increased 3.4% organically to 7 474m US dollar, with an EBITDA margin of 37.0%, and an organic decline of 6 bps.

The normalized EBITDA margins of the zones are impacted by a series of factors which may be zone specific, such as different routes to market, share of returnable packaging in the zone’s sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June Million US dollar	Notes	2016	2015

Profit attributable to equity holders of AB InBev		285	4 610
Non-controlling interest		544	751
Profit		829	5 361
Income tax expense	9	835	1 125
Share of result of associates		(3)	(8)
Non-recurring net finance cost/(income)	8	2 168	(335)
Net finance cost	8	1 945	463
Non-recurring items above EBIT (including non-recurring impairment)	7	139	(11)
Normalized EBIT		5 915	6 595
Depreciation, amortization and impairment (excluding non-recurring impairment)		1 559	1 528
Normalized EBITDA		7 474	8 123

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 7 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the six-month periods ended 30 June 2016 and 30 June 2015:

	2016	2015

US dollar	36.5%	34.4%
Brazilian real	15.6%	18.7%
Mexican peso	10.9%	11.3%
Chinese yuan	10.5%	10.0%
Euro	6.9%	5.8%
Canadian dollar	4.4%	4.0%
Argentinean peso	3.4%	4.4%
South Korean won	3.0%	3.0%
Russian ruble	1.1%	1.2%
Other	7.7%	7.2%

The following table sets forth the percentage of its normalized EBITDA realized by currency for the six-month periods ended 30 June 2016 and 30 June 2015:

	2016	2015

US dollar	37.8%	33.6%
Brazilian real	20.0%	24.9%
Mexican peso	12.5%	13.8%
Chinese yuan	8.2%	7.0%
Argentinean peso	4.3%	4.9%
Canadian dollar	4.2%	3.7%
Euro	3.2%	2.8%
South Korean won	2.7%	2.5%
Russian ruble	0.4%	0.6%
Other	6.7%	6.2%

PROFIT

Normalized profit attributable to equity holders of AB InBev was 2 571m US dollar (normalized EPS 1.57 US dollar) in the first six months of 2016, compared to 4 278m US dollar (normalized EPS 2.61 US dollar) in the first six months of 2015 (see Note 14 Changes in equity and earnings per share for more details). Profit attributable to equity holders of AB InBev for the six months of 2016 was 285m US dollar, compared to 4 610m US dollar for the first six months of 2015 and includes the following impacts:

•

Net finance costs (excluding non-recurring net finance items): 1 945m US dollar in the first half of 2016 compared to 463m US dollar in the first half of 2015. The increase is driven primarily by 738m US dollar higher net interest expense as a result of the issuance of bonds in January and March 2016 in connection with the pre-funding of the proposed combination with SABMiller, and lower positive mark-to-market adjustment linked to the hedging of the company’s share-based payment programs. Net finance costs in the six-month period ended 30 June 2016 include a positive mark-to-market adjustment of 306m US dollar compared to a positive mark-to-market adjustment of 618m US dollar in the first half of 2015. Other finance results in the six-month period ended 30 June 2016 also included net foreign exchange translation losses, compared to foreign exchange translation gains in the six-month period ended 30 June 2015. Accretion expenses increased by 114m US dollar due to one-time interest charges on legal claims, that became payable during 2016, and increased accretion expenses on bonds.

•

Non-recurring net finance income/(cost): (2 168)m US dollar in the first half of 2016 compared to 335m US dollar in the first half of 2015. Non-recurring net finance costs in 2016 include a negative mark-to-market adjustment of 2 365m US dollar related to the portion of the hedging of the purchase price of the proposed combination with SABMiller that does not qualify for hedge accounting under IFRS rules. As of 30 June 2016, 46 billion pound sterling of the purchase price of the proposed combination had been hedged at an average GBP/USD rate of 1.5276. Non-recurring net finance results are also negatively impacted by costs related to accelerated accretion expenses following the cancellation, in January and April 2016, of 42.5 billion US dollar and 12.5 billion US dollar, respectively of the 2015 Senior Facilities Agreement, as well as commitment fees for the facilities and other fees. These negative results are partly offset by a favorable mark-to-market adjustment on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo and the restricted shares to be issued in relation to the proposed combination with SABMiller, as well as to convert, into US dollar, the 13.25 billion euro bonds issued on 29 March 2016 as part of the pre-funding of the SABMiller purchase price.

•

Income tax expense: 835m US dollar with an effective tax rate of 50.2% for the first six months of 2016 compared to 1 125m US dollar with an effective tax rate of 17.4% in the first six months of 2015. The increase in the effective tax is mainly due to the unfavorable impact on profit before tax, of the negative mark-to-market adjustment related to the hedging of the purchase price of the proposed combination with SABMiller.

•

Profit attributable to non-controlling interest: 544m US dollar in the first six months of 2016, a decrease from 751m US dollar in the first six months of 2015, due to currency translation effects and the unfavorable operating performance of Ambev.

1.3.	Liquidity position and capital resources

CASH FLOWS

For the six-month period ended 30 June Million US dollar	2016	2015

Cash flow from operating activities	2 453	4 714
Cash flow from investing activities	(58 299)	(1 763)
Cash flow from financing activities	54 947	(4 423)
Net increase/(decrease) in cash and cash equivalents	(899)	(1 472)

Cash flows from operating activities

For the six-month period ended 30 June Million US dollar	2016	2015

Profit	829	5 361
Interest, taxes and non-cash items included in profit	6 564	2 829
Cash flow from operating activities before changes in working capital and use of provisions	7 393	8 190
Change in working capital	(1 673)	(965)
Pension contributions and use of provisions	(265)	(194)
Interest and taxes (paid)/received	(3 008)	(2 336)
Dividends received	6	19
Cash flow from operating activities	2 453	4 714

AB InBev’s cash flow from operating activities reached 2 453m US dollar in the first half of 2016 compared to 4 714m US dollar in the first half of 2015. The year over year change is mainly explained by unfavorable foreign exchange translational impacts, higher taxes paid and difficult a comparable on working capital due to lower trade payables as a result of reduced production volumes in Brazil.

Changes in working capital in the first half of 2016 and 2015 reflect higher working capital levels end of June than at year-end as a result of seasonality.

Cash flow from investing activities

For the six-month period ended 30 June Million US dollar	2016	2015[1]

Net capex	(1 419)	(1 609)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(1 035)	(220)
Proceeds from the sale/(acquisition) of investment in short-term debt securities	(55 905)	(71)
Net of tax proceeds from the sale of assets held for sale	58	228
Other	2	(91)
Cash flow from investing activities	(58 299)	(1 763)

Net cash used in investing activities was 58 299m US dollar in the first half of 2016 as compared to 1 763m US dollar in the first half of 2015. In January and March 2016, AB InBev raised a series of bonds in order to support the proposed combination with SABMiller. The excess liquidity resulting from these bonds was mainly invested in US Treasury Bills pending the closing of the combination. Such US Treasury Bills are of highly liquid nature. See also Note 13 Cash and cash equivalents and investments in short-term debt securities.

1  Reclassified to conform to the 2016 presentation.

AB InBev’s net capital expenditures amounted to 1 419m US dollar in the first half of 2016 and 1 609m US dollar the first half of 2015. Out of the total 2016 capital expenditures approximately 49% was used to improve the company’s production facilities while 36% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

For the six-month period ended 30 June Million US dollar	2016	2015[1]

Dividends paid	(3 929)	(4 556)
Net (payments on)/proceeds from borrowings	58 801	1 507
Net proceeds from the issue of share capital	-	3
Share buyback	-	(1 000)
Other (including net finance (cost)/income other than interest)	75	(377)
Cash flow from financing activities	54 947	(4 423)

The cash inflow from AB InBev’s financing activities amounted to 54 947m US dollar in the first half of 2016, as compared to a cash outflow of 4 423m US dollar in the first half of 2015. The cash inflow from financing activities in the six-month period ended 30 June 2016 reflects the pre-funding of the proposed combination with SABMiller.

In connection with the proposed combination with SABMiller, AB InBev entered into a 75.0 billion US dollar Committed Senior Facilities agreement dated 28 October 2015 (“2015 Senior Facilities Agreement”). The new financing consists of a 10.0 billion US dollar Disposal Bridge Facility, a 15.0 billion US dollar Cash/DCM Bridge Facility A, a 15.0 billion US dollar Cash/DCM Bridge Facility B, a 25.0 billion US dollar Term Facility A, and a 10.0 billion US dollar Term Facility B. On 27 January 2016, AB InBev announced that it had cancelled 42.5 billion US dollar of its 75.0 billion US dollar Committed Senior Acquisition Facilities following approximately 47 billion US dollar of capital markets issuances in January 2016. On 4 April 2016, AB InBev announced that it had voluntarily cancelled a further 12.5 billion US dollar following the debt capital market issuances in March 2016 under its EMTN program. As of 30 June 2016, 20 billion US dollar of the Senior Facilities Agreement remains outstanding and these facilities remain undrawn. See also Note 15 Interest-bearing loans and borrowings.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2016 amounted to 61 977m US dollar. As of 30 June 2016, the company had total liquidity of 70 977m US dollar, which consisted of 9 billion US dollar available under committed long-term credit facilities and 61 977m US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt increased to 44.9 billion US dollar as of 30 June 2016, from 42.2 billion US dollar as of 31 December 2015.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and Ambev (3.9 billion US dollar), the payment of interests and taxes (3.0 billion US dollar) and the impact of changes in foreign exchange rates (0.7 billion US dollar increase of net debt).

Net debt to normalized EBITDA increased from 2.51x for the 12-month period ending 31 December 2015 to 2.77x on a reported basis for the 12-month period ending 30 June 2016.

Consolidated equity attributable to equity holders of AB InBev as at 30 June 2016 was 33.9 billion US dollar, compared to 42.1 billion US dollar as at 31 December 2015. The equity attributable to equity holders was negatively impacted by a 9.0 billion US dollar negative mark-to-market adjustment related to the hedging of the purchase price of the proposed combination with SABMiller. By 31 December 2015, (2.4) billion US dollar losses on these foreign exchange hedges had been reported of which (1.7) billion US dollar were reported through equity and (0.7) billion US dollar were reported through the income statement for the portion of the hedge that did not qualify for hedge accounting under IFRS rules. By 30 June 2016, an incremental loss of (6.6) billion US dollar on these foreign exchange hedges was reported in 2016, of which (4.2) billion US dollar were reported through equity and (2.4) billion US dollar were reported through the income statement.

Furthermore, the combined effect of the weakening of mainly the closing rates of the Argentinean peso, the Chinese yuan, the Mexican peso and the pound sterling and the strengthening of mainly the closing rates of the Brazilian real, the Canadian dollar, the euro, the Russian ruble and the South Korean won resulted in a foreign exchange translation adjustment of (693)m US dollar. Further details on equity movements can be found in the unaudited condensed consolidated interim statement of changes in equity.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 15 Interest-bearing loans and borrowings and Note 18 Risks arising from financial instruments.

As of 30 June 2016, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and the company’s credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook.

1.4.	Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

RISKS RELATING TO AB INBEV AND THE BEER AND BEVERAGE INDUSTRY

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used may constrain AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or a material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

Competition in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Any dilution of AB InBev’s brands as a result of competitive trends could also lead to a significant erosion of AB InBev’s profitability. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties. Also, public concern about beer, alcoholic beverages and soft drink consumption and any resulting restrictions may cause the social acceptability of beer, alcoholic beverages and soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries.

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result of health care concerns related to the harmful use of alcohol (including drunk driving, drinking while pregnant and excessive, abusive and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft drinks. Negative publicity regarding AB InBev’s products and brands, publication of studies indicating a significant risk in using AB InBev’s products or changes in consumer perceptions in relation to AB InBev’s products generally could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition.

Demand for AB InBev’s products may be adversely affected by changes in consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways. Failure by AB InBev to anticipate or respond adequately to changes in consumer preferences and tastes or to developments in new forms of media and marketing could adversely impact AB InBev’s business, results of operations and financial condition.

The beer and beverage industry may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting or initiatives at the European Union level (including the anti-tax-avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses . An increase in excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations.

Seasonal consumption cycles and adverse weather conditions in the markets in which AB InBev operates may result in fluctuations in demand for AB InBev’s products and therefore may have an adverse impact on AB InBev’s business, results of operations and financial condition.

Climate change, or legal, regulatory or market measures to address climate change, could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

A substantial portion of AB InBev’s operations are carried out in developing European, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, external interference, changes in government policy, political and economic changes, changes in the relations between the countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement as well as financial risks, which include risk of liquidity, inflation, devaluation, price volatility, currency convertibility and country default. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition.

Economic and political events in Argentina may adversely affect the company’s Argentinean operations. The political instability, fluctuations in the economy, governmental actions concerning the economy of Argentina, the devaluation of the Argentine peso, inflation and deteriorating macroeconomic conditions in Argentina could have, and may continue to have, a material adverse effect on AB InBev’s Latin America South operations, financial condition and results. During recent years, the Argentine government has increased its direct intervention in the Argentinean economy, including its establishment of currency controls in an effort to strengthen the value of the Argentine peso. However, on 16 December 2015, the Argentine government announced that it was lifting these currency controls, which led to a 26.5% devaluation against the U.S. dollar on 17 December 2015 and may lead to further unpredictable consequences for the value of the Argentine peso, including possible further devaluation. If the economic or political situation in Argentina further deteriorates, AB InBev’s Latin America South operations may be subject to additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s liquidity and operations, and its ability to access funds from Argentina.

Political events in Ukraine and related sanctions adopted by the European Union and the United States targeting Russia and Crimea may adversely affect AB InBev’s operations in Ukraine, Russia and elsewhere in the region. AB InBev owns and operates beer production facilities in Ukraine and Russia. Continued political instability, civil strife, deteriorating macroeconomic conditions, the devaluation of the Russian ruble, the devaluation of the Ukrainian hryvnia and actual or threatened military action in the region could have a material adverse effect on AB InBev’s operations in the region and on the results of operations of AB InBev’s Europe segment, and may result in impairment charges on goodwill or other intangible assets.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other liabilities. Although AB InBev maintains insurance policies against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms, or at all. AB InBev has incurred substantial indebtedness by entering into several senior credit facilities and accessing the bond markets from time to time based on its financial needs. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant adverse consequences on AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev may restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into US dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals.

AB InBev reached a settlement with the U.S. Department of Justice in relation to the combination with Grupo Modelo, which included a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery as well as certain distribution guarantees for Constellation Brands, Inc. in the fifty states of the United States, the District of Columbia and Guam. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the settlement, whether intentionally or inadvertently, AB InBev could be subject to monetary fines.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future which could be significant and which could have an adverse effect on AB InBev’s results of operations and financial condition.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of Cuba being a target of US economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, US legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to prevent cyber-attacks and to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage. More generally, technology disruptions could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and economic financial crisis, which could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, on its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev operates its business and markets its products in certain countries that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

The audit report included in AB InBev’s annual report is prepared by an auditor who is not inspected by the US Public Company Accounting Oversight Board (PCAOB). This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, US and other investors may be deprived of the benefits of PCAOB inspections.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 30 Contingencies of the consolidated financial statements.

RISKS ARISING FROM THE PROPOSED COMBINATION WITH SABMILLER PLC

The Combination remains subject to the review and authorization of various regulatory authorities which could impose pre-conditions and conditions that could have an unfavorable impact on the Combined Group, including the receipt of regulatory clearances in China and certain other jurisdictions. AB InBev may be required to agree to divestitures and other commitments in order to obtain regulatory approvals, and such commitments may have an adverse effect on its business, results of operations, financial condition and prospects. These or any conditions, remedies or changes also could have the effect of delaying completion of the Combination, reducing the anticipated benefits of the proposed combination with SABMiller, reducing the price AB InBev is able to obtain for such disposals or imposing additional costs on or limiting the Combined Group’s revenues following the completion of the Combination, any of which might have a material adverse effect on the Combined Group following the completion of the Combination.

In addition, the proposed combination with SABMiller is subject to the satisfaction (or waiver, where applicable) of a number of other conditions, including the necessary shareholder resolutions of SABMiller, AB InBev and Newbelco being passed by the relevant shareholders, the UK Scheme becoming effective; the Belgian voluntary takeover offer closing and the merger of AB InBev into Newbelco completing; the shares of Newbelco having been approved for admission to listing and trading in Belgium, South Africa and Mexico; and the approval for the listing and trading of Newbelco’s American Depositary Shares on the New York Stock Exchange. Failure to satisfy any of the pre-conditions or conditions may result in the acquisition of SABMiller not being completed, and, in certain circumstances, AB InBev may be required to pay or procure the payment to SABMiller of a break payment of 3 billion US dollar.

Change of control, prohibition on merger or similar provisions in agreements and instruments to which AB InBev is a party or SABMiller is a party may be triggered upon the completion of the Combination and may lead to adverse consequences for the Combined Group, including: the loss of significant contractual rights and benefits; the possible termination of material agreements; the requirement to repay outstanding indebtedness; the vesting of stock options and other share-based awards; accelerated payouts under certain pension and bonus plans; and tax gross-ups for those SABMiller senior management members, directors, and employees with change of control provisions in their various compensation and benefit programs.

AB InBev intends for the proposed combination with SABMiller to be implemented through a complex cross-border structure and failure to implement in this manner may result in significant costs to the Combined Group. This complex structure will involve a series of steps, in multiple legal jurisdictions. It may eventually not be possible, whether as a result of a change in law or otherwise, to implement the proposed combination with SABMiller as currently intended, but AB InBev may be required to complete the Combination in any event. AB InBev has entered into a Tax Matters Agreement with Altria Group Inc. in relation to certain matters that are relevant to Altria under US tax rules, including the structure and implementation of the proposed combination with SABMiller. If certain of the representations or undertakings in this agreement are breached, AB InBev (and, after the completion of the Combination, Newbelco) may be required to indemnify Altria Group Inc. for certain tax costs it may incur in relation to the proposed Combination.

AB InBev faces financial and operational risks in refinancing the proposed combination with SABMiller, due to its increased level of debt and as a result of the downgrading of its credit ratings following the announcement of the Combination. Failure to complete anticipated asset divestitures and debt capital markets offerings would constrain AB InBev’s ability to refinance this indebtedness and require it to seek alternative refinancing sources, which may be unavailable or result in higher costs. Whether or not AB InBev is able to refinance the indebtedness incurred in connection with the proposed combination with SABMiller through asset disposals, the portion of its consolidated balance sheet that will be represented by debt will increase substantially as compared to its historical position. The increased level of debt could have significant consequences, including increasing its vulnerability to general adverse economic and industry conditions, limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully. The increased level of debt could also limit AB InBev’s flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates, impairing its ability to obtain additional financing in the future, and placing it at a competitive disadvantage compared to its competitors who have less debt.

Fluctuations in exchange rates could have a significant impact on the results of operations of the Combined Group and the amount of debt AB InBev incurs upon completion of the proposed combination with SABMiller.

The uncertainty regarding the effect of the Combination and any related asset divestitures could cause disruptions to the businesses of AB InBev and SABMiller. These uncertainties may materially and adversely affect AB InBev’s or SABMiller’s businesses and their operations and could cause customers, distributors, other business partners and other parties that have business relationships with AB InBev or SABMiller to defer the consummation of other transactions or other decisions concerning AB InBev’s or SABMiller’s businesses, or to seek to change existing business relationships with these companies. Moreover, the Combined Group will have to address issues inherent in the management of a greater number of employees in some very diverse geographic areas. Therefore, it is not certain that the Combined Group will be able to attract or retain its key employees and successfully manage them, which could disrupt its business and have an unfavorable material effect on its financial position, its income from operations and on the competitive position of the Combined Group.

AB InBev may not be able to successfully integrate SABMiller or realize the anticipated benefits and synergies of the proposed combination with SABMiller, including as a result of a delay in completing the Combination or difficulty in integrating the businesses of the companies involved, and any such benefits and synergies will be offset by the significant transaction fees and other costs AB InBev incurs in connection with the Combination. The integration process involves inherent costs and uncertainties. These uncertainties are exacerbated because SABMiller is active in new or developing markets in which AB InBev does not have significant operations, and because AB InBev had little opportunity to perform detailed due diligence on SABMiller prior to the announcement of the proposed combination. Additionally, the Tax Matters Agreement AB InBev has entered into with Altria Group Inc. imposes some limits on the ability of the Combined Group to effect some group reorganizations, which may limit its capacity to integrate SABMiller’s operations.

As a result of the Combination, AB InBev will recognize a significant amount of incremental goodwill on its balance sheet. If the combination of the businesses meets with unexpected difficulties, or if the business of the Combined Group does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on its results of operations and financial condition.

The size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. The Combined Group cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of the Combined Group and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for the Combined Group to obtain regulatory approval for future transactions. If appropriate opportunities do become available, the Combined Group may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, anti-trust and other risks.

The Combination is, and may in the future be, subject to litigation attempting to enjoin its completion. For example, certain private parties have brought a legal challenge to the proposed combination with SABMiller, and the court in this private action could enjoin the parties from completing the proposed combination with SABMiller or could delay it. AB InBev believes the claims in the current litigation are without merit and intends to defend against current and any future legal proceedings vigorously.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 27 of the 2015 consolidated financial statements and Note 18 of the 2016 unaudited condensed consolidated interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

1.5.	Events after the balance sheet date

Please refer to Note 22 Events after the balance sheet date of the unaudited condensed consolidated interim financial statements.

2.	Statement of the Board of Directors

The Board of Directors of Anheuser-Busch InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the condensed consolidated interim financial statements which have been prepared in accordance with the International Financial Reporting Standard on interim financial statements (IAS 34), as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the interim management report includes a fair overview of the information required under Article 13, §§ 5 and 6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

3.	Report of the statutory auditor

Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises Berkenlaan 8b 1831 Diegem Belgium Tel. + 32 2 800 20 00 Fax + 32 2 800 20 01 www.deloitte.be

Anheuser-Busch InBev NV/SA

Report on the review of the condensed consolidated interim financial statements for the six-month period ended 30 June 2016

Report on the condensed consolidated interim financial statements

We have reviewed the condensed consolidated interim statement of financial position of Anheuser-Busch InBev NV/SA and its subsidiaries as of 30 June 2016 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, as well as the explanatory notes, prepared in accordance with International Financial Reporting Standard IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union.

The board of directors of the company is responsible for the preparation and fair presentation of the condensed consolidated interim financial statements in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of review

We conducted our review of the consolidated interim financial information in accordance with International Standard on Review Engagements (ISRE) 2410 – Review of interim financial information performed by the independent auditor of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with the International Standards on Auditing (ISA) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Anheuser-Busch InBev NV/SA have not been prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

Diegem, 28 July 2016

The statutory auditor

/s/ Joël Brehmen

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Joël Brehmen

Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises

Burgerlijke vennootschap onder de vorm van een coöperative vennootschap met beperkte aansprakelijkheid / Société civile sous forme d’une société coopérative à responsabilité limitée

Registered Office: Berkenlaan 8b, B-1831 Diegem

VAT BE 0429.053.863 - RPR Brussel/RPM Bruxelles - IBAN BE 17 2300 0465 6121 - BIC GEBABEBB

Member of Deloitte Touche Tohmatsu Limited

4.	Unaudited condensed consolidated interim financial statements

4.1.	Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2016	2015

Revenue		20 206	21 505
Cost of sales		(8 002)	(8 662)
Gross profit		12 204	12 843

Distribution expenses		(1 964)	(2 125)
Sales and marketing expenses		(3 568)	(3 343)
Administrative expenses		(1 179)	(1 263)
Other operating income/(expenses)		422	483
Profit from operations before non-recurring items		5 915	6 595

Restructuring	7	(62)	(55)
Business and asset disposal	7	2	147
Acquisition costs business combinations	7	(79)	(4)
Judicial settlement	7	-	(77)
Profit from operations		5 775	6 606

Finance cost	8	(2 311)	(1 235)
Finance income	8	366	772
Non-recurring net finance income/(cost)	8	(2 168)	335
Net finance income/(cost)		(4 113)	(128)

Share of result of associates		3	8
Profit before tax		1 664	6 486

Income tax expense	9	(835)	(1 125)
Profit		829	5 361

Attributable to:
Equity holders of AB InBev		285	4 610
Non-controlling interest		544	751

Basic earnings per share	14	0.17	2.81
Diluted earnings per share	14	0.17	2.76

Basic earnings per share before non-recurring items[1]	14	1.57	2.61
Diluted earnings per share before non-recurring items[1]	14	1.54	2.56

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1 Basic earnings per share and diluted earnings per share before non-recurring items are not defined metrics in IFRS. Refer to Note 14 Changes in equity and earnings per share for more details.

4.2.	Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	Notes	2016	2015

Profit		829	5 361

Other comprehensive income: Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits		1	1
		1	1

Other comprehensive income: Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(528)	(1 807)
Foreign exchange contracts recognized in equity in relation to the SABMiller proposed combination	18	(4 185)	-
Effective portion of changes in fair value of net investment hedges		128	(106)
Cash flow hedges recognized in equity		(165)	(125)
Cash flow hedges reclassified from equity to profit or loss		(15)	(36)
		(4 765)	(2 074)

Other comprehensive income, net of tax		(4 764)	(2 073)

Total comprehensive income		(3 935)	3 288

Attributable to:
Equity holders of AB InBev		(4 651)	2 862
Non-controlling interest		716	426

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.3.	Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2016	31 December 2015

ASSETS
Non-current assets
Property, plant and equipment	10	19 309	18 952
Goodwill	11	65 210	65 061
Intangible assets	12	29 634	29 677
Investments in associates and joint ventures		286	212
Investment securities		49	48
Deferred tax assets		1 201	1 181
Employee benefits		5	2
Derivatives	18	213	295
Trade and other receivables		789	913
		116 696	116 341

Current assets
Investment securities	13	55 982	55
Inventories		3 282	2 862
Income tax receivables		994	687
Derivatives	18	1 544	3 268
Trade and other receivables		6 534	4 451
Cash and cash equivalents	13	6 050	6 923
Assets held for sale		47	48
		74 433	18 294
Total assets		191 129	134 635

EQUITY AND LIABILITIES
Equity
Issued capital	14	1 736	1 736
Share premium		17 620	17 620
Reserves		(18 053)	(13 168)
Retained earnings		32 587	35 949
Equity attributable to equity holders of AB InBev		33 890	42 137

Non-controlling interests		3 847	3 582
		37 737	45 719

Non-current liabilities
Interest-bearing loans and borrowings	15	101 045	43 541
Employee benefits		2 678	2 725
Deferred tax liabilities		11 890	11 961
Derivatives	18	338	315
Trade and other payables	17	1 389	1 241
Provisions		705	677
		118 045	60 460

Current liabilities
Bank overdrafts	13	55	13
Interest-bearing loans and borrowings	15	7 586	5 912
Income tax payables		430	669
Derivatives	18	9 547	3 980
Trade and other payables	17	17 601	17 662
Provisions		128	220
		35 347	28 456
Total equity and liabilities		191 129	134 635

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.4.	Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Post- employment benefits	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total equity

As per 1 January 2015	1 736	17 620	(819)	1 080	(5 336)	557	(1 447)	1 407	35 174	49 972	4 285	54 257
Profit	-	-	-	-	-	-	-	-	4 610	4 610	751	5 361
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	(1 564)	-	-	-	-	(1 564)	(349)	(1 913)
Cash flow hedges	-	-	-	-	-	(184)	-	-	-	(184)	23	(161)
Re-measurements of post-employment benefits	-	-	-	-	-	-	-	-	-	-	1	1
Total comprehensive income	-	-	-	-	(1 564)	(184)	-	-	4 610	2 862	426	3 288
Dividends	-	-	-	-	-	-	-	(62)	(4 329)	(4 391)	(692)	(5 083)
Treasury shares	-	-	(987)	-	-	-	-	-	-	(987)	-	(987)
Share-based payments	-	-	-	81	-	-	-	-	-	81	9	90
Scope and other changes	-	-	-	-	-	-	-	-	(36)	(36)	(86)	(122)
As per 30 June 2015	1 736	17 620	(1 806)	1 161	(6 900)	373	(1 447)	1 345	35 419	47 501	3 942	51 443

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Post- employment benefits	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total equity

As per 1 January 2016	1 736	17 620	(1 626)	1 264	(11 493)	(1 217)	(1 400)	1 304	35 949	42 137	3 582	45 719
Profit	-	-	-	-	-	-	-	-	285	285	544	829
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	(693)	-	-	-	-	(693)	293	(400)
Foreign exchange contracts recognized in equity in relation to the SABMiller proposed combination	-	-	-	-	-	(4 185)	-	-	-	(4 185)	-	(4 185)
Cash flow hedges	-	-	-	-	-	(59)	-	-	-	(59)	(121)	(180)
Re-measurements of post-employment benefits	-	-	-	-	-	-	1	-	-	1	-	1
Total comprehensive income	-	-	-	-	(693)	(4 244)	1	-	285	(4 651)	716	(3 935)
Dividends	-	-	-	-	-	-	-	(51)	(3 596)	(3 647)	(489)	(4 136)
Treasury shares	-	-	27	-	-	-	-	-	-	27	-	27
Share-based payments	-	-	-	75	-	-	-	-	-	75	(1)	74
Scope and other changes	-	-	-	-	-	-	-	-	(51)	(51)	39	(12)
As per 30 June 2016	1 736	17 620	(1 599)	1 339	(12 186)	(5 461)	(1 399)	1 253	32 587	33 890	3 847	37 737

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.5. Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2016	2015[1]

OPERATING ACTIVITIES
Profit		829	5 361
Depreciation, amortization and impairment		1 559	1 527
Impairment losses on receivables, inventories and other assets		46	42
Additions/(reversals) in provisions and employee benefits		121	173
Net finance cost/(income)	8	4 113	128
Loss/(gain) on sale of property, plant and equipment and intangible assets		(21)	(1)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(4)	(146)
Equity-settled share-based payment expense	16	110	106
Income tax expense	9	835	1 125
Other non-cash items included in the profit		(192)	(117)
Share of result of associates and joint ventures		(3)	(8)
Cash flow from operating activities before changes in working capital and use of provisions		7 393	8 190
Decrease/(increase) in trade and other receivables		(359)	(273)
Decrease/(increase) in inventories		(330)	(322)
Increase/(decrease) in trade and other payables	17	(984)	(370)
Pension contributions and use of provisions		(265)	(194)
Cash generated from operations		5 455	7 031

Interest paid		(1 078)	(1 060)
Interest received		244	156
Dividends received		6	19
Income tax paid		(2 174)	(1 432)
CASH FLOW FROM OPERATING ACTIVITIES		2 453	4 714

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		109	66
Sale of subsidiaries, net of cash disposed of	6	20	1
Acquisition of subsidiaries, net of cash acquired	6	(1 055)	(221)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 528)	(1 675)
Net of tax proceeds from the sale of assets held for sale		58	228
Net proceeds from sale/(acquisition) of investment in short-term debt securities	13	(55 905)	(71)
Net proceeds from sale/(acquisition) of other assets		-	(45)
Net repayments/(payments) of loans granted		2	(46)
CASH FLOW FROM INVESTING ACTIVITIES		(58 299)	(1 763)

FINANCING ACTIVITIES
Purchase of non-controlling interest	14	(10)	(181)
Net proceeds from the issue of share capital	14	-	3
Proceeds from borrowings		65 257	9 645
Payments on borrowings		(6 456)	(8 138)
Cash net finance (cost)/income other than interests		85	(196)
Share buyback		-	(1 000)
Dividends paid		(3 929)	(4 556)
CASH FLOW FROM FINANCING ACTIVITIES		54 947	(4 423)

Net increase/(decrease) in cash and cash equivalents		(899)	(1 472)

Cash and cash equivalents less bank overdrafts at beginning of year		6 910	8 316
Effect of exchange rate fluctuations		(16)	(453)

Cash and cash equivalents less bank overdrafts at end of period	13	5 995	6 391

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1 Reclassified to conform to the 2016 presentation.

4.6.	Notes to the unaudited condensed consolidated interim financial statements

Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Non-recurring items	7

Finance cost and income	8

Income taxes	9

Property, plant and equipment	10

Goodwill	11

Intangible assets	12

Cash and cash equivalents and investments in short-term debt securities	13

Changes in equity and earnings per share	14

Interest-bearing loans and borrowings	15

Share-based payments	16

Trade and other payables	17

Risks arising from financial instruments	18

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	19

Contingencies	20

Related parties	21

Events after the balance sheet date	22

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with a secondary listing on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150 000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World.

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2016 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and joint ventures and operations. The condensed consolidated interim financial statements as of 30 June 2016 and for the six-month periods ended 30 June 2016 and 30 June 2015 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 28 July 2016.

2.	STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2015. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2016 and did not apply any European carve-outs from IFRS.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2015, except as described below.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2016, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

FUNCTIONAL AND PRESENTATION CURRENCY

Unless otherwise specified, all information included in these unaudited condensed consolidated interim financial statements has been stated in US dollar, which is the AB InBev presentation currency. As from 2009, following the combination with Anheuser-Bush, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar to provide greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. The functional currency of the parent company is the euro.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2015 and in the six-month period ended 30 June 2016.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2016	31 December 2015	30 June 2016	30 June 2015

Argentinean peso	14.920060	13.004955	14.127933	8.742260
Brazilian real	3.209806	3.904803	3.750743	2.971548
Canadian dollar	1.295622	1.388446	1.319418	1.233027
Chinese yuan	6.643401	6.485535	6.520308	6.217463
Euro	0.900739	0.918527	0.897703	0.891833
South Korean won	1 151.84	1 176.09	1 179.64	1 096.97
Mexican peso	18.911169	17.206357	17.780874	15.065764
Pound sterling	0.744461	0.674152	0.693730	0.656221
Russian ruble	64.255885	72.881615	69.686616	56.645896
Ukrainian hryvnia	24.854143	24.000600	25.548652	21.447057

(C)	RECENTLY ISSUED IFRS

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS AFTER 1ST JANUARY 2016:

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the six-month period ended 30 June 2016, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

The following standards, amendments and interpretations have been issued recently, but are not yet effective:

IFRS 9 Financial Instruments (effective from annual periods beginning on or after 1 January 2018, not yet endorsed by the European Union) is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

IFRS 15 Revenue from Contracts with Customers (effective from annual periods beginning on or after 1 January 2018, not yet endorsed by the European Union). The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

IFRS 16 Leases (effective from annual periods beginning on or after 1 January 2019, not yet endorsed by the European Union replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs.

Other Standards, Interpretations and Amendments to Standards: a number of other amendments to standards are effective for annual periods beginning after 1 January 2016, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

The impact for the application of those Standards and amendments is currently being assessed.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2015.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June, except for segment assets (non-current) comparatives at 31 December 2015.

	North America		Mexico		Latin America North		Latin America South		Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Volume	58	58	22	20	56	59	15	18	21	21	45	45	3	3	220	224

Revenue	7 795	7 719	1 847	1 948	3 709	4 484	1 276	1 614	1 896	1 922	2 784	2 822	900	997	20 206	21 505

Normalized EBITDA	3 116	3 038	871	986	1 735	2 170	580	681	465	499	825	762	(118)	(15)	7 474	8 123
Normalized EBITDA margin %	40.0%	39.4%	47.2%	50.6%	46.7%	48.4%	45.3%	42.2%	24.5%	26.0%	29.6%	27.0%	-	-	37.0%	37.8%

Depreciation, amortization and impairment	(393)	(368)	(159)	(173)	(344)	(360)	(94)	(94)	(165)	(164)	(312)	(296)	(92)	(72)	(1 559)	(1 527)

Normalized profit from operations (EBIT)	2 723	2 670	712	813	1 391	1 811	486	587	300	335	512	465	(209)	(86)	5 915	6 595

Non-recurring items (refer to Note 7)	(11)	138	(4)	(21)	(3)	(77)	(3)	(5)	(18)	(8)	(24)	(8)	(77)	(7)	(139)	11

Profit from operations (EBIT)	2 712	2 808	708	792	1 388	1 734	483	582	282	327	488	457	(286)	(93)	5 775	6 606

Net finance income/(cost)															(4 113)	(128)
Share of results of associates and joint ventures															3	8
Income tax expense															(835)	(1 125)

Profit/(loss)															829	5 361

Segment assets (non-current)	62 382	61 870	19 597	21 615	13 177	11 357	2 431	2 435	4 497	4 316	12 610	12 761	2 003	1 987	116 696	116 341
Gross capex	366	302	190	99	302	489	158	161	171	164	247	382	58	81	1 492	1 677

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions on the Statement of financial position and cash flows of AB InBev for 30 June 2016 and 2015:

Million US dollar	2016 Acquisitions	2015 Acquisitions	2016 Disposals	2015 Disposals

Non-current assets
Property, plant and equipment	169	15	(13)	(20)
Intangible assets	545	29	(6)	-
Investments in associates	62	-	-	-
Employee benefits	3	-	-	-
Deferred tax assets	1	-	-	-

Current assets
Inventories	22	5	(1)	-
Trade and other receivables	21	5	-	-
Cash and cash equivalents	19	-	-	-

Minority interests	(15)	-	-	-

Non-current liabilities
Interest-bearing loans and borrowings	(9)	(1)	-	-
Trade and other payables	(46)	-	-	-
Employee benefits	(1)	-	-	-
Provisions	-	-	-	(2)

Current liabilities
Interest-bearing loans and borrowings	(3)	(2)	-	-
Trade and other payables	(35)	4	-	-
Net identifiable assets and liabilities	733	55	(20)	(22)

Goodwill on acquisitions	313	63	6	-
Loss/(gain) on disposal	-	-	(1)	(8)

Prior year payments	(143)	-	-	-
Consideration to be paid	(91)	-	(5)	-
Net cash paid on prior years acquisitions / (received) on prior years disposals	31	103	-	-

Consideration paid/(received), satisfied in cash	843	221	(20)	(30)

Cash (acquired)/ disposed of	(18)	-	-	-

Net cash outflow/(inflow)	825	221	(20)	(30)

ACQUISITIONS AND DISPOSALS

During the first six months of 2016, AB InBev completed the acquisition of the Canadian rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group. In a separate transaction, Mark Anthony Group agreed to sell certain non-U.S. and non-Canadian trademark rights and other intellectual property to one of the company’s subsidiaries. The aggregate purchase price of such acquisitions was approximately 413m US dollar. Mark Anthony Group retains full ownership of its U.S. business, as well as the Canadian wine, spirits and beer import and distribution business.

During the first six months 2015, AB InBev purchased 103m US dollar Grupo Modelo’s shares through the Trust established on 4 June 2013 to accept further tender of shares by Grupo Modelo shareholders over a period of up to 25 months.

The company undertook a series of additional acquisitions and disposals during the first six months of 2015 and 2016, with no significant impact in the company’s condensed consolidated interim income statement.

7.	NON-RECURRING ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2016	2015

Restructuring	(62)	(55)
Acquisition costs business combinations	(79)	(4)
Business and asset disposal	2	147
Judicial settlement	-	(77)
Impact on profit from operations	(139)	11

Non-recurring net finance income/(cost)	(2 168)	335
Non-recurring taxes	18	(45)
Non-recurring non-controlling interest	2	31
Net impact on profit attributable to equity holders of AB InBev	(2 287)	332

The non-recurring restructuring charges for the six-month period ended 30 June 2016 total (62)m US dollar. These charges primarily relate to organizational alignments in Asia Pacific, Europe and North America. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (79)m US dollar by the end of June 2016, primarily related to costs incurred in relation to the proposed combination with SABMiller.

The non-recurring restructuring charges for the six-month period ended 30 June 2015 total (55)m US dollar. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in Europe and North America.

Business and asset disposals resulted in a net gain of 147m US dollar as per 30 June 2015. This gain consists primarily of compensation for the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of the company’s wholly-owned distributors in the US, and with Monster, for the distribution of its brands in the US.

The company also incurred non-recurring finance cost of (2 168)m US dollar for the six-month period ended 30 June 2016 (30 June 2015: 335m US dollar income) - see Note 8 Finance cost and income.

All the above amounts are before income taxes. The non-recurring items as of 30 June 2016 decreased income taxes by 18m US dollar (30 June 2015: 45m US dollar increase of income taxes).

Non-controlling interest on the non-recurring items amounts to 2m US dollar for the six-month period ended 30 June 2016 (30 June 2015: 31m US dollar).

8.	FINANCE COST AND INCOME

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2016	2015

Interest expense	(1 812)	(947)
Capitalization of borrowing costs	9	12
Net interest on net defined benefit liabilities	(59)	(60)
Accretion expense	(263)	(149)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(119)	-
Tax on financial transactions	(24)	(25)
Other financial costs, including bank fees	(43)	(66)
	(2 311)	(1 235)

Non-recurring finance costs	(2 607)	-
	(4 918)	(1 235)

Finance costs, excluding non-recurring items, increased by 1 076 million US dollar from prior year driven by higher interest expense, mainly as a result of the issuance of bonds in January and March 2016 in connection with the pre-funding of the proposed combination with SABMiller, as well as net foreign exchange losses and higher accretion expenses.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil and China. Interests are capitalized at a borrowing rate ranging from 4% to 8%.

In the light of the announced proposed combination with SABMiller, AB InBev recognized non-recurring expenses of 2 607 million US dollar, of which:

–	2 365m US dollar negative mark-to-market adjustments as a result of derivative foreign exchange forward contracts entered into with respect to 46 billion pound sterling purchase price, for which a portion of the hedges could not qualify for hedge accounting – see also Note 18 Risks arising from financial instruments; and

–	242m US dollar related to accelerated accretion expenses associated to the 2015 Senior Facilities Agreement, as well as commitment fees and other fees. The accelerated accretion follows the cancellation of 42.5 and 12.5 billion US dollar commitments available under the 2015 Senior Facilities Agreement in January and April 2016, respectively. Commitment fees accrue and are payable periodically on any undrawn but available funds under these facilities – see also Note 15 Interest-bearing loans and borrowings.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 27 Risks arising from financial instruments of the 31 December 2015 consolidated financial statements.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2016	2015

Interest income	256	175
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	-	184
Net gains on hedging instruments that are not part of a hedge accounting relationship	90	407
Other financial income	20	6
	366	772

Non-recurring finance income	439	335
	805	1 107

Finance income, excluding non-recurring items, decreased mainly due to lower mark-to-market gains on certain derivatives related to the hedging of share-based payment programs which reached net gains of 306m US dollar during the first six months of 2016 (30 June 2015: 618m US dollar income). Interest income for the six-month period ended 30 June 2016 is positively impacted by the income on the excess liquidity following the issuance of bonds in the first quarter of 2016 that were mainly invested in US Treasury Bills pending the closing of the SABMiller acquisition.

Non-recurring net finance income for the six-month period ended 30 June 2016 includes:

–	146m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo (30 June 2015: 335m US dollar income). By 30 June 2016, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 14 Changes in equity and earnings per share;

–	166m US dollar positive mark-to-market adjustments as a results of derivatives entered into in order to convert the 13.25 billion euro bond issuance on 29 March 2016, into US dollar – see also Note 15 Interest-bearing loans and borrowings;

–	127m US dollar non-recurring finance income resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares to be issued in relation to the proposed combination with SABMiller – see also Note 18 Risks arising from financial instruments.

No interest income was recognized on impaired financial assets.

9.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2016	2015

Current tax expense
Current year	(950)	(1 636)
Deferred tax (expense)/income	115	511
Total income tax expense in the income statement	(835)	(1 125)
The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:
For the six-month period ended 30 June Million US dollar	2016	2015

Profit before tax	1 664	6 486
Deduct share of result of associates and joint ventures	3	8
Profit before tax and before share of result of associates and joint ventures	1 661	6 478

Adjustments on taxable basis
Foreign source income	(428)	(475)
Government incentives	(362)	(386)
Taxable intercompany dividends	459	61
Expenses not deductible for tax purposes	2 544	601
Other non-taxable income	(137)	(243)
	3 737	6 036

Aggregated weighted nominal tax rate	30.4%	30.5%

Tax at aggregated weighted nominal tax rate	(1 136)	(1 838)

Adjustments on tax expense
Utilization of tax losses not previously recognized	10	12
Recognition of deferred taxes assets on previous years’ tax losses	11	19
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(244)	(196)
(Underprovided)/overprovided in prior years	(35)	47
Deductions from interest on equity	351	417
Deductions from goodwill	30	35
Other tax deductions	301	593
Change in tax rate	-	18
Withholding taxes	(139)	(189)
Other tax adjustments	16	(43)
	(835)	(1 125)

Effective tax rate	50.2%	17.4%

The total income tax expense for the six-month period ended 30 June 2016 amounts to 835m US dollar compared to 1 125m US dollar for the same period 2015. The effective tax rate increase from 17.4% for the six-month period ended 30 June 2015 to 50.2% for the six-month period ended 30 June 2016, mainly resulting from the non-deductible negative mark-to-market adjustment related to the hedging of the purchase price of the proposed combination with SABMiller that could not qualify for hedge accounting. Please refer to Note 18 Risks arising from financial instruments and Note 7 Non-recurring items for details on the aforementioned derivatives.

The Company benefits from tax exempted income and tax credits which are expected to continue in the future, except for the tax deductibility of existing goodwill in Brazil, which will expire in 2017. The Company does not have significant benefits coming from low tax rates in any particular jurisdiction

The normalized effective tax rate for the six-month period ended 30 June 2016 is 21.5% (30 June 2015: 17.6%). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective tax rate may not be comparable to other companies.

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2016					31 December 2015
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	9 239	20 975	3 182	1 933	35 329	37 485
Effect of movements in foreign exchange	227	627	128	9	991	(5 047)
Acquisitions	93	504	146	660	1 403	4 276
Acquisitions through business combinations	74	78	17	-	169	121
Disposals	(65)	(283)	(172)	-	(521)	(1 206)
Disposals through the sale of subsidiaries	(12)	(1)	-	-	(13)	(184)
Transfer (to)/from other asset categories and other movements[1]	158	516	148	(880)	(58)	(116)
Balance at end of the period	9 714	22 415	3 449	1 722	37 301	35 329

Depreciation and impairment losses
Balance at end of previous year	(2 745)	(11 613)	(2 019)	-	(16 377)	(17 222)
Effect of movements in foreign exchange	(112)	(450)	(101)	-	(664)	2 386
Disposals	42	232	134	-	408	1 011
Disposals through the sale of subsidiaries	-	-	-	-	-	133
Depreciation	(182)	(958)	(209)	-	(1 350)	(2 670)
Impairment losses	-	(14)	-	-	(15)	(48)
Transfer to/(from) other asset categories and other movements[1]	4	-	2	-	6	33
Balance at end of the period	(2 994)	(12 802)	(2 194)	-	(17 991)	(16 377)

Carrying amount at 31 December 2015	6 494	9 362	1 163	1 933	18 952	18 952
at 30 June 2016	6 720	9 613	1 255	1 722	19 309	-

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 22m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 954m US dollar as at 30 June 2016 compared to 750m US dollar as at 31 December 2015. The increase results from projects mainly in North America, Asia Pacific and Latin America North.

AB InBev’s net capital expenditures amounted to 1 419m US dollar in the first half of 2016 and 1 609m US dollar the first half of 2015. Out of the total 2016 capital expenditures approximately 49% was used to improve the company’s production facilities while 36% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and purchase of hardware and software.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2016 of leased land and buildings was 139m US dollar (31 December 2015: 141m US dollar).

11.	GOODWILL

Million US dollar	30 June 2016	31 December 2015

Acquisition cost
Balance at end of previous year	65 099	70 765
Effect of movements in foreign exchange	(159)	(5 956)
Purchases of non-controlling interest	-	2
Disposals through the sale of subsidiaries	(6)	-
Acquisitions through business combinations	313	288
Balance at end of the period	65 247	65 099

Impairment losses
Balance at end of previous year	(38)	(7)
Impairment losses	-	(38)
Effect of movements in foreign exchange and other movements	1	7
Balance at end of the period	(37)	(38)

Carrying amount at 31 December 2015	65 061	65 061
at 30 June 2016	65 210	-

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year, or whenever a triggering event has occurred.

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

12.	INTANGIBLE ASSETS

	30 June 2016					31 December 2015
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	27 426	2 227	1 399	667	31 719	31 880
Effect of movements in foreign exchange	(309)	38	18	(4)	(257)	(1 267)
Acquisitions through business combinations	359	171	-	15	545	270
Acquisitions and expenditures	9	17	29	55	110	1 018
Disposals through the sales of subsidiaries	-	-	-	-	-	(20)
Disposals	(5)	(9)	(2)	(6)	(20)	(108)
Transfer (to)/from other asset categories and other movements	(26)	(222)	131	(59)	(176)	(54)
Balance at end of period	27 455	2 222	1 575	668	31 920	31 719

Amortization and impairment losses
Balance at end of previous year	(32)	(954)	(987)	(69)	(2 042)	(1 957)
Effect of movements in foreign exchange	-	(28)	(16)	(2)	(46)	238
Amortization	-	(89)	(98)	(21)	(208)	(368)
Impairment losses	-	-	-	-	-	(32)
Disposals through the sales of subsidiaries	-	-	-	-	-	2
Disposals	-	7	2	2	10	77
Transfer to/(from) other asset categories and other movements	-	-	-	-	-	(2)
Balance at end of period	(32)	(1 064)	(1 099)	(90)	(2 286)	(2 042)

Carrying value at 31 December 2015	27 394	1 273	412	598	29 677	29 677
at 30 June 2016	27 423	1 158	476	577	29 634	-

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	CASH AND CASH EQUIVALENTS AND INVESTMENTS IN SHORT-TERM DEBT SECURITIES

CASH AND CASH EQUIVALENTS

Million US dollar	30 June 2016	31 December 2015

Short-term bank deposits	3 193	4 462
Cash and bank accounts	2 857	2 461
Cash and cash equivalents	6 050	6 923

Bank overdrafts	(55)	(13)
	5 995	6 910
INVESTMENTS IN SHORT-TERM DEBT SECURITIES
Million US dollar	30 June 2016	31 December 2015

Current investments
US Treasury Bills	55 900	-
Debt securities held for trading	82	55
	55 982	55

AB InBev raised a series of bonds in the first quarter of 2016 to support the proposed combination with SABMiller. The excess liquidity resulting from these bonds was mainly invested in US Treasury Bills pending the closing of the combination.

The cash outstanding per 30 June 2016 includes restricted cash for an amount of 2m US dollar. This restricted cash relates to outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 combination.

14.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2016:

	Issued capital
ISSUED CAPITAL	Million shares	Million US dollar

At the end of the previous year	1 608	1 736
Changes during the period	-	-
	1 608	1 736

			Result on the use of
	Treasury shares		treasury shares
TREASURY SHARES	Million shares	Million US dollar	Million US dollar

At the end of the previous year	1.9	(202)	(1 424)
Changes during the period	(1.4)	153	(126)
	0.5	(49)	(1 550)

As at 30 June 2016, the total issued capital of 1 736m US dollar is represented by 1 608 242 156 shares without face value, of which 462 691 365 registered shares, and 1 145 550 791 dematerialized shares.

The total of authorized, un-issued capital amounts to 41m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six months of 2016, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 10m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 29 October 2015, an interim dividend of 1.60 euro per share or approximately 2 570m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2015. On 27 April 2016, in addition to the interim dividend paid on 16 November 2015, a dividend of 2.00 euro per share or approximately 3 206m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2015 fiscal year of 3.60 euro per share or approximately 5 776m euro. The dividend was paid out on 3 May 2016.

On 30 October 2014, an interim dividend of 1.00 euro per share or approximately 1 636m euro was approved by the Board of Directors. This interim dividend was paid out 14 November 2014. On 29 April 2015 a dividend of 2.00 euro per share or approximately 3 276m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2014 fiscal year of 3.00 euro per share or approximately 4 912m euro. This dividend was paid out on 6 May 2015.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 3 May 2016, the company paid a coupon of 2.00 euro per share or approximately 51m US dollar. On 6 May 2015 the company paid a coupon of 2.00 euro per share or approximately 62m US dollar.

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 15 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

As of 30 June 2016, 12 million loaned securities were used to fulfil stock option plan commitments.

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2016 is based on the profit attributable to equity holders of AB InBev of 285m US dollar (30 June 2015: 4 610m US dollar) and a weighted average number of ordinary shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2016	2015

Issued ordinary shares at 1 January, net of treasury shares	1 606	1 607
Effect of shares issued and share buyback programs	1	(2)
Effect of stock lending	11	12
Effect of undelivered shares under the deferred share instrument	23	23
Weighted average number of ordinary shares at 30 June	1 641	1 640

The calculation of diluted earnings per share for the six-month period ended 30 June 2016 is based on the profit attributable to equity holders of AB InBev of 285m US dollar (30 June 2015: 4 610m US dollar) and a weighted average number of ordinary shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2016	2015

Weighted average number of ordinary shares at 30 June	1 641	1 640
Effect of share options, warrants and restricted stock units	32	31
Weighted average number of ordinary shares (diluted) at 30 June	1 673	1 671

The calculation of earnings per share before non-recurring items is based on the profit after tax and before non-recurring items, attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2016	2015

Profit before non-recurring items, attributable to equity holders of AB InBev	2 571	4 278
Non-recurring items, after taxes, attributable to equity holders of AB InBev (refer to Note 7)	(119)	(3)
Non-recurring finance income/(cost), after taxes, attributable to equity holders of AB InBev (refer to Note 7)	(2 168)	335
Profit attributable to equity holders of AB InBev	285	4 610

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2016	2015

Profit attributable to equity holders of AB InBev	285	4 610
Weighted average number of ordinary shares	1 641	1 640
Basic EPS	0.17	2.81

Profit before non-recurring items, attributable to equity holders of AB InBev	2 571	4 278
Weighted average number of ordinary shares	1 641	1 640
EPS before non-recurring items	1.57	2.61

Profit attributable to equity holders of AB InBev	285	4 610
Weighted average number of ordinary shares (diluted)	1 673	1 671
Diluted EPS	0.17	2.76

Profit before non-recurring items, attributable to equity holders of AB InBev	2 571	4 278
Weighted average number of ordinary shares (diluted)	1 673	1 671
Diluted EPS before non-recurring items	1.54	2.56

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 5m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2016.

15.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 18 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2016	31 December 2015

Secured bank loans	189	175
Unsecured bank loans	190	89
Unsecured bond issues	100 511	43 112
Unsecured other loans	35	43
Finance lease liabilities	120	122
	101 045	43 541

CURRENT LIABILITIES Million US dollar	30 June 2016	31 December 2015

Secured bank loans	300	102
Commercial papers	2 109	2 087
Unsecured bank loans	417	1 380
Unsecured bond issues	4 747	2 330
Unsecured other loans	10	9
Finance lease liabilities	3	4
	7 586	5 912

The current and non-current interest-bearing loans and borrowings amount to 108.6 billion US dollar as of 30 June 2016, compared to 49.5 billion US dollar as of 31 December 2015.

Commercial papers amount to 2.1 billion US dollar as of 30 June 2016 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

During the first six months of 2016, AB InBev completed the issuance of the following series of bonds:

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
25 January 2016	4 000	US dollar	1.900%	1 February 2019
25 January 2016	7 500	US dollar	2.650%	1 February 2021
25 January 2016	6 000	US dollar	3.300%	1 February 2023
25 January 2016	11 000	US dollar	3.650%	1 February 2026
25 January 2016	6 000	US dollar	4.700%	1 February 2036
25 January 2016	11 000	US dollar	4.900%	1 February 2046
25 January 2016	500	US dollar	3M LIBOR + 126 bps	1 February 2021
29 January 2016	1 470	US dollar	4.915%	29 January 2046
29 March 2016	1 750	Euro	0.625%	17 March 2020
29 March 2016	2 000	Euro	0.875%	17 March 2022
29 March 2016	2 500	Euro	1.500%	17 March 2025
29 March 2016	3 000	Euro	2.000%	17 March 2028
29 March 2016	2 750	Euro	2.750%	17 March 2036
29 March 2016	1 250	Euro	3M EURIBOR + 75 bps	17 March 2020

Substantially all of the net proceeds of the offering will be used to fund a portion of the purchase price for the combination with SABMiller and related transactions. The excess liquidity resulting from these bonds was mainly invested in US Treasury Bills pending the closing of the proposed combination. The remainder of the net proceeds will be used for general corporate purposes.

The 2019 fixed rate US dollar Notes, the 2020 fixed and floating rate euro Notes, the 2021 fixed and floating rate US dollar Notes, the 2022 fixed rate euro Notes, the 2023 fixed rate US dollar Notes, the 2025 fixed rate euro Notes and the 2026 fixed rate US dollar Notes will be subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including the special mandatory redemption date if the combination is not consummated on or prior to 11 November 2016 (which date is extendable at the option of the Issuer to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the combination and that it is no longer pursuing the combination.

In connection with the proposed combination with SABMiller, AB InBev entered into a 75.0 billion US dollar Committed Senior Acquisition Facilities agreement dated 28 October 2015 to fund the cash consideration of the transaction. The new financing consists of a 10.0 billion US dollar Disposal Bridge Facility, a 15.0 billion US dollar Cash/DCM Bridge Facility A, a 15.0 billion US dollar Cash/DCM Bridge Facility B, a 25.0 billion US dollar Term Facility A, and a 10.0 billion US dollar Term Facility B, (“2015 Senior Facilities Agreement”).

On 27 January 2016, AB InBev announced that it had cancelled 42.5 billion US dollar of the 75.0 billion US dollar Committed Senior Acquisition Facilities. Upon receipt of the net proceeds of the January 46 billion US dollar offering, the company was required to cancel the Bridge to Cash / DCM Facilities A & B totaling 30 billion US dollar. Additionally, the company chose to make a voluntary cancellation of 12.5 billion US dollar of the Term Facility A as permitted under the terms of the Committed Senior Acquisition Facilities. On 4 April 2016, AB InBev announced that it had chosen to make an additional voluntary cancellation of the remaining 12.5 billion US dollar of the Term Facility A.

A summation of the Facilities and related cancellations is presented below:

Facility	Term	Applicable Margin (bps)	Original Amount (Million US dollar)	January 2016 Cancellation (Million US dollar)	April 2016 Cancellation (Million US dollar)	Current Amount (Million US dollar)
Term Facility A	3 Years	LIBOR + 110	25 000	(12 500)	(12 500)	-
Term Facility B	5 Years	LIBOR + 125	10 000	-	-	10 000
Disposal Bridge Facility	1 Year	LIBOR + 100	10 000	-	-	10 000
Bridge to Cash / DCM Facility A	1 Year	LIBOR + 100	15 000	(15 000)	-	-
Bridge to Cash / DCM Facility B	2 Years	LIBOR + 100	15 000	(15 000)	-	-
			75 000	(42 500)	(12 500)	20 000

It is intended that net proceeds from the announced sale of both SABMiller’s interests in MillerCoors and the global Miller brand, SABMiller’s interest in China Resources Snow Breweries and part of SABMiller’s European business, will be used to pay down and cancel the Disposals Bridge Facility in due course.

The facilities bear interest rate calculated as LIBOR for a period equal to the length of the interest period plus an applicable margin. The margins on each facility will be determined based on ratings assigned by rating agencies to AB InBev long-term debt. For the Disposal Bridge Facility the margin ranges between 0.85% per annum and 1.30% per annum. For Term Facility B, the margin ranges between 1.00% per annum and 1.45% per annum.

All proceeds from the drawdown under the 2015 Senior Facilities Agreement must be applied, directly or indirectly, towards the acquisition of SABMiller, refinancing of existing indebtedness of SABMiller or any costs in connection therewith. As of 30 June 2016, all facilities remain undrawn. Each facility is available to be drawn until 28 October 2016, subject to an extension up to 28 April 2017 at AB InBev’s option. The maximum tenor for Term Facility B is determined by reference to the date of the 2015 Senior Facilities Agreement and will not be affected by an extension of the availability period. Customary commitment fees are payable on any undrawn but available funds under the 2015 Senior Facilities Agreement. These fees are recorded as non-recurring finance cost.

AB InBev is in compliance with all its debt covenants as of 30 June 2016. The 2010 Senior Facilities and the 2015 Senior Facilities Agreement do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2016 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	489	300	82	25	22	60
Commercial papers	2 109	2 109	-	-	-	-
Unsecured bank loans	607	417	141	49	-	-
Unsecured bond issues	105 258	4 747	5 863	8 966	18 570	67 112
Unsecured other loans	45	10	11	6	4	14
Finance lease liabilities	123	3	6	5	14	95
	108 631	7 586	6 103	9 051	18 610	67 281
TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2015 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	277	102	72	20	28	55
Commercial papers	2 087	2 087	-	-	-	-
Unsecured bank loans	1 469	1 380	84	-	5	-
Unsecured bond issues	45 442	2 330	6 415	4 613	10 163	21 921
Unsecured other loans	52	9	10	8	9	16
Finance lease liabilities	126	4	4	5	15	98
	49 453	5 912	6 585	4 646	10 220	22 090

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 44.9 billion US dollar as of 30 June 2016, from 42.2 billion US dollar as of 31 December 2015. Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and Ambev (3.9 billion US dollar), the payment of interests and taxes (3.0 billion US dollar) and the impact of changes in foreign exchange rates (0.7 billion US dollar increase of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2016	31 December 2015

Non-current interest-bearing loans and borrowings	101 045	43 541
Current interest-bearing loans and borrowings	7 586	5 912
	108 631	49 453

Bank overdrafts	55	13
Cash and cash equivalents	(6 050)	(6 923)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(1 777)	(286)
Debt securities (included within Investment securities)	(56 003)	(72)
Net debt	44 856	42 185

16.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 113m US dollar for the six-month period ended 30 June 2016, as compared to 108m US dollar for the six-month period ended 30 June 2015.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2016, AB InBev issued 0.7m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 84m US dollar and cliff vest after five years.

LTI Stock Option Plan for Directors

AB InBev granted 0.2m stock options to members of the board of directors during 2016 representing a fair value of approximately 5m US dollar.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2016, 0.1m restricted stock units with an estimated fair value of 0.4m US dollar were granted under this program to a selected number of employees.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In 2016, no restricted stock units were granted under this program.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching stock options which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2016, employees purchased 0.1m shares under this program for the equivalent of 0.5m US dollar.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program can be executed whereby unvested options are exchanged against restricted shares that remain locked-up until 5 years after the end of the initial vesting period. In 2015 and 2016, no unvested options were exchanged against restricted shares. As a variant to this program, the Remuneration Committee has approved the early release of the vesting conditions of 0.2m unvested options. The shares that result from the exercise of the options must remain locked-up until 31 December 2023. The Remuneration Committee has also approved the early release of vesting conditions of 0.1m unvested options and 0.1m unvested restricted stock units. The shares that result from the exercise of the options or the accelerated vesting of restricted stock units must remain locked-up until the end of the initial vesting period.

As the vesting period for these stock options and restricted stock units was changed, an accelerated expense of 0.7m US dollar was recorded as a result of the modification.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 4.9m restricted stock units in 2016 with an estimated fair value of 24.9m US dollar.

1   Amounts have been converted to US dollar at the average rate of the period.

17.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2016	31 December 2015

Indirect taxes payable	172	186
Trade payables	529	484
Deferred consideration on acquisitions	559	329
Other payables	129	242
	1 389	1 241

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2016	31 December 2015

Trade payables and accrued expenses	10 898	11 616
Payroll and social security payables	756	924
Indirect taxes payable	1 662	1 610
Interest payable	1 603	817
Consigned packaging	738	680
Dividends payable	483	239
Deferred income	26	49
Deferred consideration on acquisitions	1 232	1 474
Other payables	203	253
	17 601	17 662

Deferred consideration on acquisitions is mainly comprised of 1.5 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable since 2013. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic.

18.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 27 Risks arising from financial instruments of the 31 December 2015 consolidated financial statements.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2016 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2016					31 December 2015
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts SABMiller proposed combination	70 297	-	-	-	-	68 860	-	-	-	-
Other forward exchange contracts	12 602	42	-	-	-	10 481	-	508	803	-
Foreign currency futures	608	-	-	-	-	1 568	100	-	-	-

Interest rate
Interest rate swaps	-	93	1 250	1 784	90	-	77	-	3 000	74
Cross currency interest rate swaps	1 636	780	1 839	-	1 592	-	1 604	777	1 803	1 560
Interest rate futures	16	-	-	125	-	-	13	-	109	-
Other interest rate derivatives	-	-	-	-	565	-	-	-	-	565

Commodities
Aluminum swaps	1 461	4	-	-	-	1 509	172	-	-	-
Other commodity derivatives	1 122	108	-	-	-	1 227	82	-	-	-

Equity
Equity derivatives	8 477	1 466	-	-	-	5 985	-	-	-	-

FOREIGN EXCHANGE RISK ON THE PROPOSED COMBINATION WITH SABMILLER

Following the proposed combination with SABMiller, AB InBev entered into derivative foreign exchange forward contracts with respect to 46 billion pound sterling of the purchase price, to hedge against exposure changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling. The 46 billion pound sterling has been hedged at an average rate of 1.5276 US dollar per pound sterling. Although these derivatives are considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules, as AB InBev NV, the acquiring company, has a euro functional currency.

Since inception of the derivative contracts in 2015, 9.0 billion US dollar negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which 5.9 billion US dollar through equity and 3.1 billion US dollar in the income statement.

The mark-to-market of the financial instruments that qualify for a hedge relationship will be reported in equity, whereas the mark-to-market of the financial instruments that do not qualify for hedge accounting will be reported in the profit and loss account until the closing of the transaction.

As of 30 June 2016, financial instrument for approximately 45.0 billion US dollar equivalent qualified for hedge accounting and a mark-to-market of 4 186m US dollar loss was reported in equity in 2016 and financial instruments for approximately 25.3 billion US dollar did not qualify for hedge accounting and a mark-to-market of 2 365m US dollar loss was reported as a non-recurring finance cost in the profit and loss account in 2016- see Note 8 Finance cost and income.

EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 8 Finance cost and income and Note 14 Changes in equity and earnings per share) and some share-based payments in connection with the combination with SABMiller. Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2016, an exposure for an equivalent of 82.3m of AB InBev shares was hedged, resulting in a total gain of 579m US dollar recognized in the profit and loss account for the period, of which 306m US dollar related to the company’s share-based payment programs, 146m US dollar and 127m US dollar related to the Modelo and SABMiller transactions, respectively.

Between 2012 and 2016, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a cash inflow of 1.3 billion US dollar between 2012 and 2015 and 1.9 billion US dollar in 2016 and, accordingly, a decrease of counterparty risk.

LIQUIDITY RISK

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities

	30 June 2016
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(489)	(556)	(315)	(92)	(33)	(32)	(84)
Commercial papers	(2 109)	(2 110)	(2 110)	-	-	-	-
Unsecured bank loans	(607)	(760)	(478)	(230)	(52)	-	-
Unsecured bond issues	(105 258)	(156 095)	(6 985)	(9 599)	(12 588)	(24 547)	(102 376)
Unsecured other loans	(45)	(136)	(18)	(19)	(14)	(11)	(74)
Finance lease liabilities	(123)	(210)	(13)	(14)	(13)	(32)	(138)
Bank overdraft	(55)	(55)	(55)	-	-	-	-
Trade and other payables	(18 919)	(19 306)	(17 535)	(528)	(181)	(470)	(592)
	(127 605)	(179 228)	(27 509)	(10 482)	(12 881)	(25 092)	(103 264)

Derivative financial assets/(liabilities)
Interest rate derivatives	(84)	(83)	23	13	16	9	(144)
Foreign exchange derivatives	(9 004)	(9 074)	(9 074)	-	-	-	-
Cross currency interest rate swaps	(80)	(81)	34	(55)	(88)	11	17
Commodity derivatives	11	5	5	-	-	-	-
Equity derivatives	1 029	982	891	91	-	-	-
	(8 128)	(8 251)	(8 121)	49	(72)	20	(127)

Of which: directly related to cash flow hedges	(6 170)	(6 395)	(6 274)	(88)	4	7	(44)

1  “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

	31 December 2015
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(277)	(340)	(115)	(81)	(27)	(39)	(78)
Commercial papers	(2 087)	(2 089)	(2 089)	-	-	-	-
Unsecured bank loans	(1 469)	(1 740)	(1 446)	(216)	(56)	(22)	-
Unsecured bond issues	(45 442)	(63 694)	(3 434)	(8 036)	(6 209)	(12 546)	(33 469)
Unsecured other loans	(52)	(114)	(15)	(16)	(14)	(15)	(54)
Finance lease liabilities	(126)	(218)	(13)	(14)	(14)	(32)	(145)
Bank overdraft	(13)	(13)	(13)	-	-	-	-
Trade and other payables	(18 816)	(19 082)	(17 616)	(454)	(184)	(392)	(436)
	(68 282)	(87 290)	(24 741)	(8 817)	(6 504)	(13 046)	(34 182)
Derivative financial assets/(liabilities)
Interest rate derivatives	(99)	(100)	18	(8)	(15)	(13)	(82)
Foreign exchange derivatives	(3 022)	(3 088)	(3 072)	2	(12)	(6)	-
Cross currency interest rate swaps	167	175	57	182	(73)	(81)	90
Commodity derivatives	(246)	(247)	(250)	3	-	-	-
Equity derivatives	2 468	2 469	2 469	-	-	-	-
	(732)	(791)	(778)	179	(100)	(100)	8

Of which: directly related to cash flow hedges	(1 187)	(1 269)	(1 238)	45	(105)	13	16

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2016	31 December 2015	30 June 2016	31 December 2015	30 June 2016	31 December 2015

Foreign currency
Forward exchange contracts	449	574	(9 446)	(3 625)	(8 997)	(3 051)
Foreign currency futures	19	94	(26)	(65)	(7)	29

Interest rate
Interest rate swaps	64	-	(5)	(19)	59	(19)
Cross currency interest rate swaps	89	307	(169)	(140)	(80)	167
Other interest rate derivatives	-	-	(143)	(80)	(143)	(80)

Commodities
Aluminum swaps	37	28	(46)	(211)	(9)	(183)
Sugar futures	28	7	-	(11)	28	(4)
Wheat futures	18	62	(9)	(24)	9	38
Other commodity derivatives	21	5	(38)	(102)	(17)	(97)

Equity
Equity derivatives	1 032	2 486	(3)	(18)	1 029	2 468
	1 757	3 563	(9 885)	(4 295)	(8 128)	(732)

Of which:
Non-current	213	295	(338)	(315)	(125)	(20)
Current	1 544	3 268	(9 547)	(3 980)	(8 003)	(712)

As required by IFRS 13 Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

1    “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

Fair value hierarchy 30 June 2016 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	55 982	-	-
Derivatives at fair value through profit and loss	3	913	-
Derivatives in a cash flow hedge relationship	51	495	-
Derivatives in a fair value hedge relationship	-	83	-
Derivatives in a net investment hedge relationship	-	212	-
	56 036	1 703	-

Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 638
Derivatives at fair value through profit and loss	1	2 973	-
Derivatives in a cash flow hedge relationship	38	6 678	-
Derivatives in a fair value hedge relationship	-	169	-
Derivatives in a net investment hedge relationship	-	26	-
	39	9 846	1 638

Fair value hierarchy 31 December 2015 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	55	-	-
Derivatives at fair value through profit and loss	41	2 712	-
Derivatives in a cash flow hedge relationship	47	404	-
Derivatives in a fair value hedge relationship	-	180	-
Derivatives in a net investment hedge relationship	16	163	-
	159	3 459	-

Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 449
Derivatives at fair value through profit and loss	36	1 819	-
Derivatives in a cash flow hedge relationship	35	1 603	-
Derivatives in a fair value hedge relationship	-	117	-
Derivatives in a net investment hedge relationship	19	666	-
	90	4 205	1 449

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL ASSETS

Following the issuance of bonds in January and March 2016, the company invested 55.9 billion US dollar in US Treasury Bills pending the closing of the SABMiller proposed combination. These US Treasury Bills are reported as held for trading financial assets.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 30 June 2016, the put option was valued 1 491m US dollar (31 December 2015: 1 424m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. As the put option may be exercised in the short-term, a portion of the liability is presented as a current liability.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	30 June 2016
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	1 758	1 758	(1 929)	(171)
Derivative liabilities	(9 885)	(9 885)	3 202	(6 683)

	31 December 2015
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	3 563	3 563	(4 633)	(1 070)
Derivative liabilities	(4 295)	(4 295)	3 475	(820)

19.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Major change in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other during the six-month period ended 30 June 2016 compared to 31 December 2015 relates to additional collateral given on derivative positions amounting to 1.5 billion US dollar during the six-month period ended 30 June 2016.

20.	CONTINGENCIES[3]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 30 June 2016, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2016	31 December 2015

Income tax and social contribution	6 291	4 189
Value-added and excise taxes	3 597	2 658
Other taxes	433	220
	10 321	7 067

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to profits of its foreign subsidiaries. As of 30 June 2016, Ambev management estimates the exposure of approximately 4.7 billion Brazilian real (1.5 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 40 million Brazilian real (12m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment. The decision was partly favorable, Ambev was notified in August 2015 and presented an appeal to the Upper Administrative Court. Ambev has not yet received a judgment on that appeal. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and will file a defense at the legal term. Ambev has not recorded any provisions for this matter, and management estimates possible losses in relation to this assessment to be approximately 7.4 billion Brazilian real (2.3 billion US dollar) as of 30 June 2016. In the event we are required to pay these amounts, the company will reimburse the amount proportional to the benefit received by the company pursuant to the merger protocol, as well as the related costs.

1  Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules

2  Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

3  Amounts have been converted to US dollar at the closing rate of the respective period.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. Ambev filed a defense in November 2013. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.4 billion Brazilian real (0.4 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forward arising in the context of business combinations. In February 2016, the Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter. In both cases the decision was unfavorable. Ambev filed a judicial proceeding and awaits for the judgement. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately 0.5 billion Brazilian real (0.2 billion US dollar) as of 30 June 2016.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. The defense was presented on 28 January 2015. In July 2016, Ambev was notified of the unfavorable first level administrative decision and will file an appeal to the Upper Administrative Court at the legal term. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.4 billion Brazilian real (0.4 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

In December 2015, Ambev also received a new tax assessment related to the same matter. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 0.4 billion Brazilian real (0.1 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection with this assessment.

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 2.5 billion Brazilian real (0.8 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits and other IPI credits, which are under discussion before the Brazilian Supreme Court. Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.6 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI excise tax, supposedly due over remittances of manufactured goods to other related factories, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 1.4 billion Brazilian real (0.4 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments from the States of São Paulo, Rio de Janeiro, Minas Gerais and other States, which question the legality of tax credits arising from existing tax incentives received by Ambev in other States. Ambev management estimates the possible losses related to these assessments to be approximately 1.7 billion Brazilian real (0.5 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

Ambev has been party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In 2015, these proceedings were before the Superior Court of Justice and the Brazilian Supreme Court. In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion. In October 2015 and January 2016, Ambev paid the amounts related to the State of Rio de Janeiro’s incentive tax program under which the discounts were granted, in the total amount of approximately 271 million Brazilian real (84m US dollar). After the above mentioned payments, Ambev management estimates the possible losses involved in these proceedings to be approximately 514 million Brazilian real (160m US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has received tax assessments relating to ICMS differences that some States consider due in the tax substitution system, in cases where the price of the products sold by the factory reaches levels above the price table basis established by such States. Ambev is currently challenging those charges before Courts. Ambev management estimates the possible losses related to this issue to be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

SOCIAL CONTRIBUTIONS

In December 2015, Ambev received a tax assessment issued by the Brazilian federal tax authorities, relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers in the first quarter of 2011. In March and June 2016, Ambev received new assessments related to the same issue, so that the total amount considered as possible loss was increased to 0.9 billion Brazilian real (0.3 billion US dollar) as of 30 June 2016. Ambev filed defenses against these assessments and currently awaits judgment by the Administrative Court. No related provision has been made.

OTHER TAX MATTERS

During 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of 0.1 billion US dollar for tax years 2010 and 2011. Anheuser-Busch InBev Worldwide Inc. has filed protests with the IRS for the 2008 to 2011 tax years and intends to vigorously defend its position.

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities must now determine which companies have benefitted from the system and the precise amounts of incompatible aid to be recovered from each company. AB InBev has a Belgian excess profit ruling, but Belgium has not yet formally required any recovery. In addition, the European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. The appeals do not suspend the recovery process, and AB InBev cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognised tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 30 June 2016

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 690 million Brazilian real (215m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. On 18 June 2015, the Bundeskartellamt announced that it partially concluded these proceedings and issued fines. Due to AB InBev’s cooperation with the Bundeskartellamt, AB InBev received immunity from fines. Although the investigation of the Bundeskartellamt is partially continuing, AB InBev has reason to believe that it will not receive a fine and that it will have full immunity from fines at the end of the proceedings.

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding 1.4 billion Canadian dollar (1.1 billion US dollar), as well as, punitive, exemplary and aggravated damages of 5 million Canadian dollar (4m US dollar) and changes/repeals of the affected legislation. Ambev has not recorded any provision in connection therewith.

On 30 June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev through certain practices aimed at restricting trade from other EU countries to Belgium. The fact that an investigation has been initiated does not mean that the European Commission has concluded that there is an infringement. AB InBev is fully cooperating with the investigation. It is not possible to indicate how long the investigation will take or what the outcome will be and no provision has been made in connection therewith. There is no connection between this investigation and the proposed combination with SABMiller.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntary termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which was required before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities (“MCC”) in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs sought to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also alleged claims similar to the Angevine lawsuit: (1) that they were entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim was for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. On 11 July 2014, the Court of Appeals for the 6th Circuit reversed the lower court and remanded the case for judgment against AB InBev. On 16 September 2014, AB InBev’s Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the District Court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefit under Section 19.11(f) to members of the certified class. The company believes that the total amount of the enhanced pension benefit is approximately 7.7 million US dollar. Plaintiffs’ counsel has received approximately 0.8 million US dollar in legal fees.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees. On 10 November 2014, Plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On 8 July 2015, the Court issued an order of partial judgment on the pleadings, holding that the employees of BEC were entitled to enhanced retirement benefits under the Plan. The 8 July 2015 order, however, was not a final, appealable order. On 21 August 2015, the company filed a motion seeking entry of a final, appealable order, as well as a stay pending appeal, both of which were granted on 9 October 2015. The company subsequently appealed. That appeal remains pending. The company believes that the total amount of the enhanced pension benefit at issue in this case is approximately 66 million US dollar.

21.	RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2016, compared to 2015.

22.	EVENTS AFTER THE BALANCE SHEET DATE

APPROVAL OF PROPOSED COMBINATION WITH SABMILLER BY THE UNITED STATES DEPARTMENT OF JUSTICE

On 20 July 2016, AB InBev announced that it had entered into a consent decree with the United States Department of Justice, which clears the way for U.S. approval of its proposed combination with SABMiller plc.

As part of the consent decree and consistent with AB InBev’s approach to proactively address potential regulatory concerns, the company agreed to divest SABMiller’s U.S. interest in MillerCoors to Molson Coors. This divestiture, which was previously announced between AB InBev and Molson Coors, is conditional upon the successful closing of the proposed combination of AB InBev with SABMiller.

The terms of the consent decree formalize prior commitments made by the company’s U.S. entity Anheuser-Busch (“AB”) including:

–	AB will not acquire a distributor if doing so would result in more than 10% of its annual volume being distributed through wholly-owned distributorships in the U.S.;

–	AB will not terminate any wholesalers as a result of the combination with SABMiller.

In addition, certain aspects of the company’s U.S. sales programs and policies will be reviewed and modified to conform to the consent decree.

REVISED AND FINAL OFFER FOR SABMILLER

On 26 July 2016, AB InBev announced revised and final terms of its offer to acquire the entire issued and to be issued share capital of SABMiller.

Pursuant to the revised and final terms, each SABMiller shareholder will now be entitled to receive 45.00 pounds sterling in cash for each SABMiller share. The revised Cash Consideration represents:

–	An increase of 1.00 pounds sterling per SABMiller share over the 44.00 pounds sterling Cash Consideration set out in the 11 November 2015 announcement;
–	A premium of approximately 53% to SABMiller’s closing share price of 29.34 pounds sterling on 14 September 2015 (being the last business day prior to renewed speculation of an approach from AB InBev);
–	A premium of approximately 39% to SABMiller’s three month volume weighted average share price of 32.31 pounds sterling to 14 September 2015.

Pursuant to the revised and final terms of the Partial Share Alternative, SABMiller shareholders will now be entitled to elect to receive 4.6588 pounds sterling in cash and 0.483969 Restricted Shares for each SABMiller share.

The revised Partial Share Alternative represents, as of 25 July 2016:

–	A premium of approximately 74% to SABMiller’s closing share price of 29.34 pounds sterling on 14 September 2015 (being the last business day prior to renewed speculation of an approach from AB InBev);
–	A premium of approximately 58% to SABMiller’s three-month volume weighted average share price of 32.31 pounds sterling to 14 September 2015.

The company believes that the revised and final offer represents a compelling opportunity for all SABMiller shareholders and hopes to receive the recommendation of the SABMiller board for the Cash Consideration at the appropriate time. SABMiller’s two largest shareholders have undertaken to vote in favor of the transaction, as have the SABMiller directors with respect to their personal shareholdings.

Over the last 9 months, the company has worked very closely and collaboratively with the SABMiller team. The company has made very good progress with them on the regulatory process around the world, and has also worked with them on bond financing and the disposals in the US, China and Europe as well as general integration planning. It remains the company’s objective to close the transaction in 2016.

5.	Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

Calculated by applying the statutory tax rate of each country on the taxable basis of each entity and by dividing the resulting tax charge by that taxable basis.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary shares.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-recurring items.

NORMALIZED EPS

EPS adjusted for non-recurring items.

NORMALIZED PROFIT

Profit adjusted for non-recurring items.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev.

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.